CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

03 SEP 17 AM 7:21

82-4507

2 September 2003

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

03032116

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 August 2003 till 31 August 2003, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233513 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Jessica Lum
Secretariat Manager

Encs.

cc VP Tan Wah Nam

s/sec/adr/adrltr-aug03.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Joint News Release by CapitaLand Limited and City Developments Limited – "Two leading property developers in first joint venture to purchase Parkview Condo site for redevelopment"	4 August 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Press Release by Raffles International Limited – Raffles International signs deal to manage luxury resort in Phuket"	4 August 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Management of hotel resort in Phuket – Equity participation in joint venture companies"	5 August 2003	For Public Relations Purposes
Date of release of 2003 2nd quarter and half-year financial results	6 August 2003	SESTL Listing Manual
2003 second quarter financial statements announcement	11 August 2003	SESTL Listing Manual
CapitaLand posts a profit after tax of S$112.3 million for the first half of 2003, a 13.9% increase – 2Q 2003 profit increases by 30.7% to S$86.6 million compared to 2Q 2002	11 August 2003	For Public Relations Purposes
CapitaLand Limited's 2003 2nd quarter and half-year financial results – Slides for media and analyst briefing	11 August 2003	For Public Relations Purposes
CapitaLand sees strong preview sales for The Imperial. Spacious homes proved a draw with Indonesian buyers while CDL buys 36 choice units	13 August 2003	For Public Relations Purposes
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited – "Incorporation of a new subsidiary – Raffles International (ST. Vincent & The Grenadines) Inc."	14 August 2003	For Public Relations Purposes
Capital reduction by subsidiary – Allanite Pte. Ltd.	15 August 2003	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Winding up of subsidiary	18 August 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand announces stapling proposal"	20 August 2003	For Public Relations Purposes
Striking-off of dormant indirect wholly-owned subsidiary, PVortal 3 Pte Ltd	20 August 2003	SESTL Listing Manual
Capital reduction by subsidiary, Sagenite Pte. Ltd.	20 August 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Raffles Holdings Limited - "Press release by Raffles International Limited – Raffles International wins contract to manage luxury resort on Canouan Island, The Grenadines"	20 August 2003	For Public Relations Purposes
Acquisition of additional interest in Huteng Investment (Shanghai) Pte Ltd	26 August 2003	SESTL Listing Manual
Increase in issued share capital of subsidiary	26 August 2003	SESTL Listing Manual
Acquisition of indirect wholly-owned subsidiaries	27 August 2003	SESTL Listing Manual
Completion of the sale of remaining units in Thomson Plaza	28 August 2003	SESTL Listing Manual
Capital reduction by subsidiary	29 August 2003	SESTL Listing Manual
Announcement by CapitaLand's subsidiary, Australand Holdings Limited – "Australand announces DRP price"	29 August 2003	For Public Relations Purposes

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CAPITALAND LIMITED

JOINT NEWS RELEASE BY CAPITALAND LIMITED AND CITY DEVELOPMENTS LIMITED - "TWO LEADING PROPERTY DEVELOPERS IN FIRST JOINT VENTURE TO PURCHASE PARKVIEW CONDO SITE FOR REDEVELOPMENT"

CapitaLand Limited has today issued a joint news release with City Developments Limited on the above matter. Attached joint news release is for information.

Joint news release.pdf

Submitted by Tan Wah Nam, Company Secretary on 04/08/2003 to the SGX

CapitaLand

CITY DEVELOPMENTS LIMITED

JOINT NEWS RELEASE on 4 AUGUST 2003

TWO LEADING PROPERTY DEVELOPERS IN FIRST JOINT VENTURE TO PURCHASE PARKVIEW CONDO SITE FOR REDEVELOPMENT

1. City Developments Limited (CDL) and CapitaLand Limited (CL) are to join forces to acquire the Parkview Condominium site in West Coast Park for $165 million. CDL and CL, both listed on the SGX, have for the first time come together in a 50:50 joint venture in the local property development scene. This collaboration of the two leading property developers augurs well for the Singapore property market. CL will be using its indirect, wholly owned subsidiary, Leonie Court Pte Ltd, for this joint venture.

2. Says Mr Chia Ngiang Hong, Group General Manager of CDL, "We are excited with this very first collaboration between CDL and CapitaLand in acquiring and developing a residential project. This joint venture reflects our confidence in Singapore's economy and residential market."

3. "We are equally delighted with this partnership. We believe this is an opportune time to jointly develop this project," says Ms Patricia Chia, Deputy CEO, Singapore Operations, CapitaLand Residential Ltd.

4. The two developers intend to redevelop the Parkview site and the total project cost is estimated at approximately $320 million. The Parkview Condominium site at 407,387 sq ft is the largest site to-date by land area to be sold by way of a collective sale. This site has a 956-year leasehold tenure. Under the 1998 URA Master Plan, it is designated for "Residential" use with a maximum plot ratio of 1.6 (ratio of potential maximum gross floor area to land size), and an allowable height restriction of up to 12 storeys. The site is designated for good quality medium-density residential developments.

5. The existing development, Parkview Condominium comprises three 3-storey and six 4-storey low-rise blocks, with a total of 178 apartment units. Unit owners with over 80% of the share values in the condominium have accepted the offer to acquire the site, and submission by these majority owners to the Strata Titles Board for approval of the sale of the entire development is expected shortly.

###

For more information, please contact:

Gerry De Silva
Group Corporate Affairs Manager
Hong Leong Group, Singapore
Tel: 64289308
Mobile: 97317122

Jean Khoo
Head
Corporate Communications
City Developments Limited
Tel: 64289313
Mobile: 90886823

Julie Ong
Senior Manager
Corporate Communications
CapitaLand Ltd
Tel: 68233541
Mobile: 97340122

MASNET No. 72 OF 05.08.2003
Announcement No. 80

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED - "PRESS RELEASE BY RAFFLES INTERNATIONAL LIMITED - RAFFLES INTERNATIONAL SIGNS DEAL TO MANAGE LUXURY RESORT IN PHUKET"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the abovementioned press release by its subsidiary, Raffles International Limited ("RIL"). Attached Raffles' announcement and RIL's press release are for information.

Raffles' annc1.pdf   RIL's news release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 05/08/2003 to the SGX

82-4507

MASNET No. 33 OF 05.08.2003
Announcement No. 41

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

Press Release by Raffles International Limited
- Raffles International signs Deal to Manage Luxury Resort in Phuket

The Company is pleased to attach herewith a press release issued today by its subsidiary, Raffles International Limited. The press release relates to a management agreement (the "Agreement") signed to manage a luxury resort in Phuket, Thailand.

Raffles International signs deal to manage luxury resort in Phuket.pdf

This Agreement does not have any material financial impact on the net tangible assets or earnings per share of the Company for the current financial year ending 31 December 2003.

None of the directors or substantial shareholders of the Company has any interest, direct or indirect, in the Agreement.

Submitted by Emily Chin, Company Secretary on 05/08/2003 to the SGX

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430 1366
judith.tan@raffles.com

RAFFLES INTERNATIONAL SIGNS DEAL TO MANAGE LUXURY RESORT IN PHUKET

The resort will be Raffles International's first property on Thailand's holiday island

SINGAPORE, 5 August 2003 – Raffles International Limited, through its subsidiary Raffles International Hotels & Resorts (Thailand) Co., Ltd., has signed an agreement today to manage a luxury resort on Phuket, Thailand.

Named Raffles Resort Phuket, it will comprise a hotel and spa, with restaurants, bars and recreational facilities. It will be located in an area on a headland at the tip of the Andaman Peninsula, south of Kata Noi. The plot is bound by the sea to the north, south and west and is about a half an hour drive from the airport. Raffles Resort Phuket is scheduled to open end 2006.

The development will also include 30 luxury residential villas, to be built in different phases, to complement the resort and spa. The residential villas will have picturesque views of the Andaman Sea with many having full sea frontage.

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Hamburg
London
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Atlanta
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Copenhagen
Dalian
Dusseldorf
Frankfurt
Geneva
Gocek
Hamburg
Izmir
Istanbul
Lima
London
New York
Osaka
Quito
Singapore
Sydney
Washington
Zurich

In the last five years, Phuket has seen a double-digit growth. According to statistics provided by the Tourism Authority of Thailand, Phuket sees an average of 3.5 million visitors a year, spending an average of five days. This project will provide a good opportunity for Raffles International to enter such a buoyant resort market as Phuket and further strengthen the Group's presence in Thailand.

As part of the agreement, Raffles Holdings Limited, through its subsidiary Raffles Corporation (Thailand) Pte. Ltd., will acquire a minority interest of 20% each in three joint ventures with Andaman Peninsula Co. Ltd. to develop the resort on the island. The three joint venture companies are Raffles Properties (Thailand) Co. Ltd, which will own the hotel; Raffles Villa (Thailand) Co. Ltd, which will own the villas; and Raffles Development (Thailand) Co. Ltd, which is the development company for the project.

This transaction is an important step in furthering Raffles Holdings' stated objective to pursue an asset light strategy to grow its global portfolio of hotels through acquisitions of management contracts with sliver of equity participation. Raffles International Ltd. manages hotels and resorts under two brands, namely Raffles Hotels & Resorts and Swissôtel Hotels & Resorts. With the addition of Raffles Resort Phuket, the Raffles Hotels & Resorts portfolio expands to 11 hotels worldwide. The Group now has a global portfolio of 37 hotels in 33 destinations.

About Raffles International

Raffles International Limited, formed in 1989, is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts is a collection of 11 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and

services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg and Le Montreux Palace, Montreux.

Swissôtel Hotels & Resorts is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 27 hotels worldwide.

About Raffles Holdings and CapitaLand

Raffles International Limited is the hotel management subsidiary of Raffles Holdings Limited. Raffles Holdings Limited's portfolio comprises hotels and resorts in major destinations across Asia, Australia, Europe, North America and South America. Raffles Holdings is a subsidiary of CapitaLand Limited. Both companies are listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in residential, commercial and industrial property and property-related services, such as property funds and real estate financials are focused in select gateway cities in China, Australia and the UK. In these countries, CapitaLand is in partnership with reputable local players and has established a management team that understands the market, business practices and socio-economic factors.

The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world. CapitaLand also leverages on its significant real estate asset

base and market knowledge to develop fee-based products and services in Singapore and the region.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Tel: (41) 1 893 1045
Fax: (41) 1 810 9490
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com

To access our Private Digital Library visit:

http://www.leonardo.com/raffles/

Raffles International Limited
Raffles International markets its hotels and resorts under two brands

Raffles Hotels & Resorts
Singapore
Raffles Hotel
Raffles The Plaza

Kingdom of Cambodia
Raffles Grand Hotel d'Angkor, Siem Reap
Raffles Hotel Le Royal, Phnom Penh

USA
Raffles L'Ermitage Beverly Hills, California

Germany
Raffles Hotel Vier Jahreszeiten, Hamburg

Switzerland
Le Montreux Palace, Montreux

Under development

Indonesia
Raffles Resort Bali at Jimbaran
Raffles Resort Bintan, Indonesia

Spain
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain

Thailand
Raffles Resort Phuket

Swissôtel Hotels & Resorts

Singapore
Swissôtel The Stamford
Swissôtel Merchant Court

People's Republic of China
Swissôtel Beijing, Hong Kong Macau Centre
Swissôtel Dalian

Japan
Swissôtel Nankai Osaka

Australia
Merchant Court Hotel, Sydney

Thailand
Nai Lert Park Bangkok
Merchant Court Hotel at Le Concorde, Bangkok

Europe & Mediterranean

Germany
Swissôtel Berlin
Swissôtel Dusseldorf/Neuss

United Kingdom
Swissôtel The Howard, London

Switzerland
Swissôtel Basel
Swissôtel Metropole, Geneva
Swissôtel Zurich

The Netherlands
Swissôtel Amsterdam

Turkey
Swissôtel Gocek, Marina & Spa Resort
Swissôtel The Bosphorus, Istanbul
Celik Palas Bursa

The Americas
Swissôtel Atlanta
Swissôtel Chicago
Swissôtel The Drake, New York
Swissôtel The Watergate, Washington D.C.*

South America
Ecuador
Swissôtel Quito, Ecuador

Peru
Swissôtel Lima, Peru

Under development
Germany
Swissôtel Frankfurt, Germany

Turkey
Swissôtel l Bursa, The Celik Palas
Swissôtel Izmir, The Grand Hotel Efes

* *Marketing representation*

MASNET No. 71 OF 05.08.2003
Announcement No. 79

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "MANAGEMENT OF HOTEL RESORT IN PHUKET - EQUITY PARTICIPATION IN JOINT VENTURE COMPANIES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles' annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 05/08/2003 to the SGX

MASNET No. 62 OF 05.08.2003
Announcement No. 70

Raffles HOLDINGS **RAFFLES HOLDINGS LIMITED**

Management of hotel resort in Phuket – Equity participation in Joint Venture Companies (Amended)

Further to the press release today by Raffles Holdings Limited's ("RHL" or the "Company") subsidiary, Raffles International Limited, on the management of a luxury resort in Phuket, Thailand, the Company wishes to announce that its wholly owned subsidiary, Raffles Corporation (Thailand) Pte. Ltd. ("RCT") has entered into a Share Purchase Agreement to acquire a 20% equity stake in each of the following companies ("Acquisition") :-

(1) Raffles Properties (Thailand) Co. Ltd ("RPT") - (20% stake representing 640,000 shares)
(2) Raffles Villa (Thailand) Co. Ltd ("RVT") - (20% representing 1,300,000 shares)
(3) Raffles Development (Thailand) Co. Ltd ("RDT") - (20% representing 200 shares)

(collectively "Joint Venture Companies")

The total aggregate cash consideration is S$8.1 million, for the purchase of a 20% equity stake in each of the Joint Venture Companies. The consideration was arrived at based on 20% of the total net asset value as at 30 July 2003 of the Joint Venture Companies.

The net asset value of each of the Joint Venture Companies is as follows:-

(1) Raffles Properties (Thailand) Co. Ltd - S$13.3 million
(2) Raffles Villa (Thailand) Co. Ltd - S$27.1 million
(3) Raffles Development (Thailand) Co. Ltd - S$4,167/-

As of today, the abovementioned companies will be associated companies of RHL.

RCT has entered into a Shareholders' Agreement with the majority shareholder of the Joint Venture Companies, Andaman Peninsula Co. Ltd, to participate in the development of a hotel resort which will be managed by the Company's subsidiary, Raffles International Hotels & Resorts (Thailand) Co. Ltd.

Each of the said associated companies is incorporated in Thailand and the respective principal activities of RPT and RVT is property holding and that of RDT is property development.

The above transaction is not expected to have a material impact on the earnings per share or the net tangible assets of the Raffles Holdings Group for the financial year ending 31 December 2003.

The above transaction is in line with the Company's strategy to pursue accretive growth through a mix of management contracts with minimal equity participation to expand its international hotel and resorts portfolio.

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None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Emily Chin, Company Secretary on 05/08/2003 to the SGX

82-4507

CAPITALAND LIMITED

DATE OF RELEASE OF 2003 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand will release its financial results for the 2nd quarter and half-year ended 30 June 2003 on Monday, 11 August 2003.

The aforesaid financial results will be posted on MASNET in the morning before trading commences. CapitaLand will be holding a presentation to analysts and the media on its aforesaid financial results at 11.00 a.m. on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

03 SEP 17 AM 7:21

By Order of the Board

Tan Wah Nam
Company Secretary
6 August 2003

Submitted by Tan Wah Nam, Company Secretary on 06/08/2003 to the SGX

82-4507

MASNET No. 1 OF 11.08.2003
Announcement No. 1

CAPITALAND LIMITED

2003 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

20031HAnnouncement_FINAL_.p

Submitted by Tan Wah Nam, Company Secretary on 11/08/2003 to the SGX

82-4507

CapitaLand

Embargoed for release till 7 am, 11 August 2003

CAPITALAND LIMITED
2003 SECOND QUARTER FINANCIAL STATEMENTS ANNOUNCEMENT

1(a)(i) **Income Statement**

	<---- Group ---->			<---- Group ---->		
	2Q 2003 S$'000	2Q 2002 S$'000	% Change	1H 2003 S$'000	1H 2002 S$'000	% Change
Revenue	**829,571**	**775,689**	**6.9**	**1,617,543**	**1,491,564**	**8.4**
Cost of sales	(589,157)	(537,205)	9.7	(1,161,523)	(1,032,380)	12.5
Gross profit	240,414	238,484	0.8	456,020	459,184	(0.7)
Other operating income	105,411	48,626	116.8	134,366	80,598	66.7
Administrative expenses	(133,729)	(115,460)	15.8	(261,218)	(242,584)	7.7
Other operating expenses	(16,451)	428	NM	(19,367)	5,455	NM
Profit from operations	195,645	172,078	13.7	309,801	302,653	2.4
Finance costs	(60,492)	(72,413)	(16.5)	(121,049)	(145,735)	(16.9)
Share of results of:						
- associated companies	145	19,310	(99.2)	21,409	28,896	(25.9)
- joint venture companies	13,554	1,139	NM	9,844	4,381	124.7
- partnerships	-	(12)	NM	5	(12)	NM
	13,699	20,437	(33.0)	31,258	33,265	(6.0)
Profit before taxation	148,852	120,102	23.9	220,010	190,183	15.7
Taxation	(30,811)	(26,667)	15.5	(66,592)	(48,248)	38.0
Profit after taxation	118,041	93,435	26.3	153,418	141,935	8.1
Minority interests (MI)	(31,440)	(27,195)	15.6	(41,153)	(43,350)	(5.1)
Profit after tax and MI	**86,601**	**66,240**	**30.7**	**112,265**	**98,585**	**13.9**

NM *Not meaningful.*

1(a)(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group		
	2Q 2003 S$'000	**2Q 2002 S$'000**	**% Change**
Investment income	221	442	(50.0)
Other income including interest income	105,190	48,184	118.3
Depreciation and amortisation	(28,759)	(20,191)	42.4
Write-back of/(Provision for) doubtful debts and bad debts	1,911	(741)	NM
(Impairment)/Write-back in value of assets (net of tax & MI)	(3,761)	4,588	NM
Foreign exchange loss	(1,045)	(3,591)	(70.9)

Other Income including interest income

2Q 2003's other income was higher than 2Q 2002 by $57.0 million due mainly to higher portfolio gains by $27.8 million and this included an amount of $18.6 million being realisation of reserve following the cessation of business of a subsidiary.

Taxation Expense

The tax expense of $30.8 million for 2Q 2003 was higher than 2Q 2002's tax expense of $26.7 million by 15.5%. This was largely due to higher tax paid by Australand in line with higher profits as well as higher provision for non-deductibility of interest expense.

Adjustments for under or overprovision of tax in respect of prior years

The income tax expense is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and temporary differences. The amount of over-provision of current tax included in the Group's tax charge for the 2Q 2003 is $4.7 million (2Q 2002 : under-provision of $4.2 million).

Profit or loss on sale of investments, properties and/or plant and equipment

	Group's Share of Profit/(Loss) after tax and MI for the 2nd quarter ended 30/06/2003 $M
Sale of Kallista Residences units	2.6
Gain on divestment of Brown's Hotel	25.3
Total Group's share of divestment gains after tax & MI	27.9

CAPITALAND LIMITED
2003 Second Quarter Financial Statements Announcement (cont'd)

1(b)(i) **Balance Sheet**

As at 30/06/2003 vs 31/12/2002

	Group			Company		
	30/06/2003 S$'000	**31/12/2002 S$'000**	**% Change**	**30/06/2003 S$'000**	**31/12/2002 S$'000**	**% Change**
Non-Current Assets						
Property, Plant & Equipment	1,718,630	1,808,013	(4.9)	1,631	2,339	(30.3)
Intangible Assets	39,952	32,109	24.4	-	-	-
Investment Properties	5,750,007	5,771,493	(0.4)	-	-	-
Properties under Devt	168,043	168,448	(0.2)	-	-	-
Interests in Subsidiaries	-	-	-	6,967,937	7,196,761	(3.2)
Interests in Associated Companies, Joint Venture Companies and Partnerships	3,015,362	2,735,731	10.2	-	-	-
Other Assets	231,905	234,126	(0.9)	2,243	1,611	39.2
	10,923,899	**10,749,920**	**1.6**	**6,971,811**	**7,200,711**	**(3.2)**
Current Assets	**5,730,414**	**5,577,653**	**2.7**	**1,053,641**	**926,014**	**13.8**
Devt Properties for Sale	*3,582,661*	*3,409,528*	*5.1*	-	-	-
Trade & Other Receivables	*1,132,677*	*897,195*	*26.2*	*790,552*	*576,119*	*37.2*
Cash & Cash Equivalents	*813,950*	*1,087,055*	*(25.1)*	*263,089*	*342,085*	*(23.1)*
Other Current Assets	*201,126*	*183,875*	*9.4*	-	*7,810*	*NM*
Less: Current Liabilities	**4,397,511**	**4,543,958**	**(3.2)**	**952,025**	**715,409**	**33.1**
Trade & Other Payables	*1,220,649*	*1,168,640*	*4.5*	*65,799*	*57,786*	*13.9*
Short-Term Borrowings	*3,025,219*	*3,231,993*	*(6.4)*	*880,753*	*657,623*	*33.9*
Other Current Liabilities	*151,643*	*143,325*	*5.8*	*5,473*	-	*NM*
Net Current Assets	**1,332,903**	**1,033,695**	**28.9**	**101,616**	**210,605**	**(51.8)**
Less: Non-Current Liabilities						
Long-Term Borrowings	3,901,906	3,545,245	10.1	877,058	1,124,683	(22.0)
Other Non-Current Liabilities	438,624	391,370	12.1	1,322,344	1,323,976	(0.1)
	4,340,530	**3,936,615**	**10.3**	**2,199,402**	**2,448,659**	**(10.2)**
	7,916,272	**7,847,000**	**0.9**	**4,874,025**	**4,962,657**	**(1.8)**
Representing:						
Share Capital	2,517,350	2,517,350	-	2,517,350	2,517,350	-
Reserves	3,490,633	3,471,860	0.5	2,356,675	2,445,307	(3.6)
Share Capital and Reserves	6,007,983	5,989,210	0.3	4,874,025	4,962,657	(1.8)
Minority Interests	1,908,289	1,857,790	2.7	-	-	-
	7,916,272	**7,847,000**	**0.9**	**4,874,025**	**4,962,657**	**(1.8)**

1(b)(ii) **Aggregate amount of group's borrowings and debt securities**

	Group		
	As at 30/06/2003 S$'000	**As at 31/12/2002 S$'000**	**As at 30/06/2002 S$'000**
Amount repayable in one year or less, or on demand:-			
Secured	531,821	912,704	681,804
Unsecured	2,493,398	2,319,289	2,930,592
Sub-Total 1	**3,025,219**	**3,231,993**	**3,612,396**
Amount repayable after one year:-			
Secured	1,442,598	1,649,274	2,327,126
Unsecured	2,459,308	1,895,971	1,984,713
Sub-Total 2	**3,901,906**	**3,545,245**	**4,311,839**
Total Debt	**6,927,125**	**6,777,238**	**7,924,235**
Less : Cash and cash equivalents	(813,950)	(1,087,055)	(1,223,255)
Net Debt	**6,113,175**	**5,690,183**	**6,700,980**

Details of any collateral

Secured borrowings are generally secured by the borrowing companies' land and buildings, investment properties, properties under development or development properties for sale and assignment of all rights and benefits with respect to the properties.

Cash and cash equivalents

The cash and cash equivalents as at 30/06/2003 totalling to about $813.9 million included approximately $406.1 million in fixed deposits and approximately $119.8 million in Project Accounts whose withdrawals are restricted to payment for expenditure incurred on development projects.

CAPITALAND LIMITED
2003 Second Quarter Financial Statements Announcement (cont'd)

1(c) Consolidated Cash Flow Statements

	Group			
	2Q 2003 S$'000	**2Q 2002 S$'000**	**1H 2003 S$'000**	**1H 2002 S$'000**
Cash Flows from Operating Activities				
Profit before taxation	**148,852**	**120,102**	**220,010**	**190,183**
Adjustments for :				
(Write back)/Amortisation of intangible assets	(5,827)	945	(5,123)	1,848
Amortisation of leasehold investment property	31	31	62	62
Allowance/(Write-back) for:				
- Non-current portion of financial assets	74	60	(917)	257
- Loan to associated companies, joint ventures and partnerships	-		(291)	
Non-current employee benefits	(996)	(1,374)	813	(810)
Depreciation of property, plant and equipment	28,157	19,215	53,888	53,836
Loss/(Gain) on disposal/write-off of property, plant and equipment	397	832	(1,587)	892
Write back of property, plant and equipment	-	-	-	(8,916)
Loss on disposal of investment property	80	-	80	5
Write down in value of investment property	-	110	-	110
Gain on disposal of subsidiaries and associated companies	(40,321)	(38,105)	(40,321)	(49,314)
Share of results of associated companies, joint ventures and partnerships	(13,699)	(20,437)	(31,258)	(33,264)
Transfer of reserve on consolidation to the profit and loss account arising from cessation of business of a subsidiary	(18,645)	-	(18,645)	-
Accretion of deferred income	(636)	(418)	(1,347)	(2,058)
Interest expense	60,492	72,413	121,049	145,735
Interest income	(26,288)	(8,123)	(35,124)	(18,374)
	(17,181)	**25,149**	**41,279**	**90,009**
Operating profit before working capital changes	**131,671**	**145,251**	**261,289**	**280,192**
Decrease/(Increase) in working capital				
Inventories, trade and other receivables	(20,660)	50,879	(93,444)	115,333
Development properties for sale	63,225	(40,840)	33,144	(79,684)
Trade and other payables	76,205	(26,391)	61,526	(64,969)
Amount due from related corporations	283	(263)	609	(1,636)
Financial assets	(28,495)	(27,410)	(17,414)	(84,553)
	90,558	**(44,025)**	**(15,579)**	**(115,509)**
Cash generated from operations	**222,229**	**101,226**	**245,710**	**164,683**
Income tax paid	(74,221)	(48,534)	(100,785)	(70,472)
Customer deposits and other non-current payables received/(refunded)	4,662	26,085	(10,340)	33,306
Proceeds from sales of future receivables	31,308	-	70,557	-
Net Cash generated from Operating Activities	**183,978**	**78,777**	**205,142**	**127,517**

CAPITALAND LIMITED
2003 Second Quarter Financial Statements Announcement (cont'd)

	Group			
	2Q 2003 S$'000	2Q 2002 S$'000	1H 2003 S$'000	1H 2002 S$'000
Cash Flows from Investing Activities				
Purchase of property, plant & equipment	(11,136)	(15,911)	(26,414)	(24,378)
Proceeds from disposal of property, plant & equipment	1,612	14,960	36,315	15,430
(Increase)/Decrease in associated companies, joint ventures and partnerships	(104,151)	111,415	(273,962)	121,796
Decrease/(Increase) in amounts owing by investee companies	642	(11,544)	2,584	(11,402)
Additions to investment properties and property under development	(9,005)	(2,086)	(10,192)	(11,258)
Proceeds from disposal of investment properties and property under development	510	-	510	144
(Acquisition)/Proceeds of non-current financial assets	-	(12,255)	(504)	8,774
Dividends received from associated companies, joint ventures and partnerships	11,354	10,041	22,306	12,677
(Acquisition)/Disposal of subsidiaries (net)	(10,421)	(3,666)	(10,421)	5,583
Interest income received	23,213	4,636	27,210	10,733
Net Cash (used in)/generated from Investing Activities	**(97,382)**	**95,590**	**(232,568)**	**128,099**
Cash Flows from Financing Activities				
(Repayment of)/Proceeds from loans from related corporations (net)	(26,109)	1,994	(26,645)	7,846
Proceeds from loans from minority shareholders (net)	30,510	20,257	29,813	7,317
Contribution from minority interests	2,033	1,733	5,531	60,609
(Repayment of)/Proceeds from borrowings (net)	(144,525)	170,479	22,428	(725,465)
Dividends paid to minority shareholders	(29,300)	(58,240)	(35,990)	(66,999)
Dividends paid to shareholders	(98,177)	(58,906)	(98,177)	(58,906)
Interest expense paid	(93,928)	(85,987)	(153,422)	(173,089)
Net Cash used in Financing Activities	**(359,496)**	**(8,670)**	**(256,462)**	**(948,687)**
Net (decrease)/increase in cash and cash equivalents	**(272,900)**	**165,697**	**(283,888)**	**(693,071)**
Cash and cash equivalents at beginning of the period	1,079,270	1,046,554	1,083,645	1,909,363
Effect of foreign exchange rate changes on cash balances	3,240	3,751	9,853	(290)
Cash and cash equivalents at end of the period	**809,610**	**1,216,002**	**809,610**	**1,216,002**

82-4507

1(d)(i) <u>**Statement of Changes in Equity**</u>

2Q 2003 vs 2Q 2002

	<------ Group ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/04/2003	**2,517**	**3,429**	**121**	**4**	**41**	**21**	**18**	**(115)**	**6,036**
Profit for 2Q 2003								87	**87**
Dividends paid								(98)	**(98)**
Realised to P&L							(19)	(2)	**(21)**
Foreign currency translation differences						7			**7**
Share of assoc & jv companies					(2)				**(2)**
Others								(1)	**(1)**
Balance as at 30/06/2003	**2,517**	**3,429**	**121**	**4**	**39**	**28**	**(1)**	**(129)**	**6,008**
Balance as at 1/04/2002	**2,517**	**3,429**	**94**	**4**	**336**	**(7)**	**6**	**(343)**	**6,036**
Profit for 2Q 2002								66	**66**
Dividends paid								(59)	**(59)**
Issue of convertible bonds			30						**30**
Foreign currency translation differences						(6)			**(6)**
Others			(3)		(1)		1		**(3)**
Balance as at 30/06/2002	**2,517**	**3,429**	**121**	**4**	**335**	**(13)**	**7**	**(336)**	**6,064**

2Q 2003 vs 2Q 2002

	<------ Company ------>								
S$M	Share Capital	Share Prem.	Cap. Res.	Cap. Redem Res.	Reval Res.	For. Curr. Tran. Res.	Res. On Conso.	Rev. Res.	Total
Balance as at 1/04/2003	**2,517**	**2,161**	**30**	^	**-**	**-**	**-**	**270**	**4,979**
Loss for 2Q 2003								(7)	**(7)**
Dividends paid								(98)	**(98)**
Balance as at 30/06/2003	**2,517**	**2,161**	**30**	^	**-**	**-**	**-**	**165**	**4,874**
Balance as at 1/04/2002	**2,517**	**2,161**	**-**	^	**-**	**-**	**-**	**264**	**4,943**
Profit for 2Q 2002								38	**38**
Dividends paid								(59)	**(59)**
Issue of convertible bonds			30						**30**
Balance as at 30/06/2002	**2,517**	**2,161**	**30**	^	**-**	**-**	**-**	**243**	**4,952**

^ *Less than $1.0 million.*

1(d)(ii) Details of any changes in the Company's issued share capital

Issued Share Capital
During the quarter under review, there was no change in the Company's issued share capital.

Share Options
No new options were granted under the CapitaLand Share Option Plan during 2Q 2003 and no shares of the Company were issued by virtue of exercise of options. As at 30/06/2003, there were 71,083,579 (30/06/2002 : 57,035,534) unissued shares under options, after accounting for 1,203,528 share options that were cancelled in 2Q 2003 upon resignation of staff.

Performance Shares
During 2Q 2003, 1,200,000 new conditional awards of performance shares were granted, of which 400,000 was granted to Liew Mun Leong (President & CEO of the Group) and the balance 800,000 was granted to 4 executives of the Group. Todate, no release of performance shares has been made as the three-year performance cycle of the first grant will end in 2004 and any release of performance shares will be in 2005. As at 30/6/2003, there were 2,770,000 (30/06/2002 : 1,780,000) performance shares outstanding under conditional awards, after taking into account 210,000 performance shares which have lapsed in 2Q 2003 upon resignation of executives.

$380 million Convertible Bonds
There are existing $380 million convertible bonds due 2007 issued by the Company which are convertible into 162,685,161 new ordinary shares at the conversion price of $2.3358 per new ordinary share. As at 30/06/2003, the number of new ordinary shares that may be issued on conversion is 162,685,161 (30/06/2002 : 162,685,161).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31/12/2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6. **Earnings per ordinary share (EPS) based on profit after tax & MI above after deducting any provision for preference dividends:-**

In computing the EPS for 6(a) below, the weighted average number of ordinary shares in issue is 2,517.3 million (1H 2002: 2,517.3 million) during the financial year under review.

In computing the EPS for 6(b) below, share options and convertible bonds whose exercise prices are equal to or above $1.24, the market share price of the Company as at 30/6/2003, are disregarded. The weighted average number of shares used for the computation for the EPS on fully diluted basis for 2Q & 1H 2003 is 2,520.3 million (2Q & 1H 2002 : 2,517.5 million).

		<---------- Group ---------->			
		2Q 2003	**2Q 2002**	**1H 2003**	**1H 2002**
6(a)	EPS based on weighted average number of ordinary shares in issue	3.5 cts	2.6 cts	4.5 cts	3.9 cts
6(b)	EPS based on fully diluted basis	3.5 cts	2.6 cts	4.5 cts	3.9 cts

7. **Net asset value and net tangible assets per ordinary share based on issued share capital as at the end of the period reported on**

	<-------- Group -------->		<------- Company ------>	
	30/06/2003	**31/12/2002**	**30/06/2003**	**31/12/2002**
NAV per ordinary share	$2.39	$2.38	$1.94	$1.97
NTA per ordinary share	$2.37	$2.37	$1.94	$1.97

8. **Review of the performance of the group**

GROUP OVERVIEW

$M	2Q 2003 (3 mths)	2Q 2002 (3 mths)	1H 2003 (6 mths)	1H 2002 (6 mths)	1Q 2003 (3 mths)
Sales	829.6	775.7	1,617.5	1,491.6	788.0
EBIT	209.3	192.5	341.1	335.9	131.7
Finance costs	(60.5)	(72.4)	(121.0)	(145.7)	(60.6)
PBT	148.9	120.1	220.0	190.2	71.2
PATMI	86.6	66.2	112.3	98.6	25.7

2Q 2003 vs 2Q 2002

2Q 2003 was the quarter where the full impact of the SARS outbreak was felt, particularly in our Singapore residential and hospitality sectors. As the Group is geographically diversified, most of our overseas operations remained largely unscathed and helped to bolster the Group's performance. Despite SARS and the war in Iraq, the Group recorded better turnover of $829.6 million which was $53.9 million or 6.9% higher than 2Q 2002. The higher turnover was largely contributed by Australand due to higher development activities and currency appreciation in A$.

The Group also achieved a better profit after tax and minority interests ("PATMI") of $86.6 million for 2Q 2003 and this was $20.4 million or 30.7% higher than the PATMI of $66.2 million recorded in 2Q 2002. The higher profit was achieved on the back of higher contributions from overseas operations which offset the lower operating profits from other sectors, lower finance costs by $11.9 million or 16.5% and higher portfolio gains ($44.6 million vs $32.0 million).

__1H 2003 vs 1H 2002__

Comparing 1H 2003 vs 1H 2002, the Group achieved a year-to-date turnover of $1,617.5 million which was $126.0 million or 8.4% higher than the $1,491.6 million recorded in 1H 2002. The higher turnover was mainly contributed by higher sales from Australia residential operations which offset the weaker hospitality revenue and lower turnover recorded by Commercial SBU and Ascott due to loss of contributions from assets divested and bulk of non-core businesses already being phased out in 2002.

1H 2003 PATMI of $112.3 million was $13.7 million or 13.9% higher than the $98.6 million recorded in 1H 2002. The better performance was mainly due to higher operating profits, higher portfolio gains and substantially lower finance costs.

Finance costs incurred for 1H 2003 were $121.0 million compared with $145.7 million in 1H 2002. The $24.7 million or 16.9% reduction was the result of strategic steps taken by the Group to reduce debt substantially in the past 2 years. Net debt and Group's gearing at end June 2003 was $6.1 billion and 0.77 respectively compared with net debt of $6.7 billion and gearing of 0.85 a year ago. Despite the revaluation deficits taken at year-end 2002 and dividend payout in May this year, net tangible assets per share remained relatively unchanged at $2.37 vs $2.38 at end-June 2002 due to profits made in the second half of 2002 and this half year.

__**Segment Performance**__

__**Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")**__

2Q 2003 turnover of $91.5 million, as compared to 2Q 2002, was lower by $27.6 million or 23.2%. The decrease was due mainly to CMT revenue deconsolidation as of July 2002 when CMT became an associate upon its successful listing and the Group's stake in CMT was reduced from 87% to 33%. The absence of sales revenue from the Canary Riverside development in the United Kingdom in this quarter was another factor for the decline. Revenue from CapitaLand Financial was higher due to advisory and structuring fee income for services rendered in respect of the acquisition of IMM Building.

2Q 2003 EBIT of $56.0 million was $22.1 million or 28.3% lower due mainly to lower share of profits from CMT as a result of the Group's reduced stake, lower rental income from Plaza Singapura as 2 major tenants have vacated the mall and new anchor tenants are scheduled to commence operations only in the second half of 2003, as well as no contribution from No. 1 George Street (previously Pidemco Centre) as it ceased operations in 4Q 2002 for re-development.

Comparing 1H 2003 vs 1H 2002, turnover of $186.2 million was $65.5 million or 26.0% lower due mainly to revenue from the CMT properties not being included and no sales revenue from Canary Riverside. In tandem, EBIT of $114.1 million was lower by $34.0 million due to lower share of profits from CMT properties as well as no contribution from Canary Riverside and No. 1 George Street.

Residential SBU: CapitaLand Residential Limited ("CRL")

2Q 2003 turnover of $557.6 million was $104.6 million or 23.1% higher than 2Q 2002, mainly due to higher sales contribution from the Australia operation. In line with the increase in turnover, 2Q 2003 EBIT of $74.3 million was higher by $10.9 million or 17.1%.

In Singapore, SunGlade obtained Temporary Occupation Permit ("TOP") in June 2003.

In Shanghai, CRL launched 3 blocks (230 units) of La Cite', with a 62% take-up rate for launched units as of 30 June 2003. Summit Panorama obtained TOP for all its blocks in May 2003.

Comparing 1H 2003 vs 1H 2002, turnover of $1,040.8 million was higher by $225.7 million or 27.7%. The increase was mainly contributed by higher sales contribution from the Australia operation. In tandem, 1H 2003 EBIT of $129.3 million was also higher by $19.0 million or 17.2%.

Serviced Residences SBU: The Ascott Group ("Ascott")

2Q 2003 turnover of $45.8 million was $6.5 million lower than 2Q 2002 due mainly to the exclusion of Somerset Grand Shanghai which was sold and operated as a management contract from August 2002, sale of Cuppage Terrace in August 2002 and lower retail and residential contributions. Excluding Somerset Grand Shanghai, the turnover from other serviced residences increased by 3% and the growth came from China, Vietnam and Indonesian operations which were partly offset by lower contributions from the Singapore and Philippines operations.

2Q 2003 EBIT of $13.7 million was $12.0 million lower than 2Q 2002 due mainly to lower divestment gains in this quarter. Excluding divestment activities, the operating performance of the core serviced residences improved over 2Q 2002 due to new contribution from Citadines in Europe, higher contribution from serviced residences in China, Thailand, Vietnam and New Zealand, partly offset by weaker performance from Singapore and UK operations.

Comparing 1H 2003 vs 1H 2002, turnover of $101.2 million decreased by $19.3 million or 16.0% due mainly to lower sales of remaining residential units. 1H 2003 EBIT of $26.3 million was $17.8 million lower than the $44.2 million recorded in 1H 2002 and this was due mainly to lower divestment gains and lower retail contributions, partly offset by improved serviced residences operations.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

2Q 2003 turnover of $111.3 million was $19.7 million or 15.0% lower than 2Q 2002. This was the result of the full impact of the SARS outbreak which disrupted international travel coupled with weak travel and hospitality demand from slower economic growth. The decline was partly mitigated by the currency appreciation as the Hotels SBU had significant turnover in Euro Dollar, Swiss Franc and Sterling Pound.

Despite the lower turnover, 2Q 2003 EBIT of $43.7 million was higher by $20.1 million or 85.4%. This was largely contributed by higher divestment gain and swift implementation of the various successful cost containment measures.

Comparing 1H 2003 vs 1H 2002, turnover recorded was $238.9 million or 7.7% lower arising from the adverse impact of SARS outbreak. However, EBIT of $47.3 million was 52.7% higher than last year due mainly to the divestment gain from Brown's Hotel recorded in this quarter.

Property Services SBU: PREMAS

2Q 2003 turnover was $2.6 million or 9.9% higher than 2Q 2002 due mainly to higher revenue from project works and contribution from new facility management contracts. EBIT improved by $0.9 million as a result of higher turnover and lower operating expenses.

Comparing 1H 2003 vs 1H 2002, turnover increased by $5.2 million or 9.3%. This was mainly attributable to additional facility management and consulting contracts secured and higher contribution from overseas operations. The resultant impact on EBIT is a slight increase of 1.2%.

9. Variance between the forecast or prospect statement (if disclosed previously) and the actual results

The current announced results are in line with the prospect statement previously disclosed to shareholders in the 2003 first quarter financial statements announcement.

10. Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Commercial & Financial SBUs: CapitaLand Commercial Limited ("CCL") and CapitaLand Financial Limited ("CFL")

Weakness in the office and industrial sectors is expected to continue for the rest of 2003 and is likely to have an impact on operating performance as well as capital values. The retail sector, however, is expected to remain stable. Given the difficult business environment, results in the 2nd half are expected to be lower than the 1st half.

The SBUs are progressing well with activities in their financial, fund and project management services, both in Singapore and overseas. With the expansion in these areas, fee income is expected to grow and contribute increasingly to the Group's results.

Residential SBU: CapitaLand Residential Limited ("CRL")

Sales activity in the Singapore residential market picked up in the second quarter of 2003. However, conditions for the residential market in Singapore remain challenging in view of current economic uncertainties. CRL intends to launch 3 projects in Singapore during the second half of 2003.

CRL's overseas operations are expected to underpin the SBU's profitability. In Shanghai, CRL will proceed with its launch of Oasis Riviera in the third quarter of 2003, and continue with its launches of remaining blocks of La Cite' and Summit Residences.

Australia's performance is expected to exceed that achieved in 2002. Overall, barring unforeseen circumstances, CRL expects 2003 to be profitable.

Serviced Residences SBU: The Ascott Group ("Ascott")

The business outlook in the major cities in which Ascott operates is improving as the SARS outbreak has been contained. In the first 2 weeks of July, Ascott has seen occupancies at its serviced residences in the major markets it operates in improved over June as travel activities begin to pick up momentum.

Barring any unforeseen circumstances, 3Q and FY 2003 is expected to be profitable although the profit is expected to be lower than last year as FY 2002 profit was underpinned by higher divestment gains.

Hotels SBU: Raffles Holdings Group and RC Hotels ("Raffles")

With the end of the Iraq war and the containment of SARS, while there are signs of some recovery in occupancy, the downward pressure on room rates is expected to continue. In line with global industry outlook, Raffles expects 3Q to continue to be impacted by the difficult operating conditions and the performance of operations for the whole of 2003 to be lower compared with 2002. The gain from the successful divestment of Raffles Brown's Hotel will contribute positively to the overall 2003 profitability.

The key focus for Raffles in the coming months is to continue to stringently manage costs and improve efficiency. At the same time, sales and marketing plans will focus on maximising production from existing accounts, pursuing new accounts, and the continuation of efforts to rapidly expand the important e-commerce channel. The improvement in operating leverage as a result of the various cost and business rationalisation initiatives will position Raffles well to benefit from future upturn in the global lodging industry.

Property Services SBU: PREMAS

PREMAS is expected to remain profitable for the rest of the year.

GROUP OVERALL PROSPECTS FOR 2003

The Group's wide geographical footprint helped mitigate the impact of SARS in 2Q 2003 and is expected to buoy the Group's performance for the rest of 2003. Contributions from China and Australia are expected to be better, driven by increased activities in the China residential business and higher profits from Australand as compared to 2002.

Operating conditions for the Group's hospitality businesses remain challenging. However, with SARS under control, occupancy rates have started to improve.

The balance sheet of the Group has been strengthened over the past 2 years and remains a key focus for CapitaLand. With gearing at a comfortable level and finance costs substantially lower, the Group will continue to explore opportunities to monetize assets by tapping on its skills in structuring real-estate based financial products.

Barring unforeseen circumstances, the Group expects to remain profitable in 2003.

11. Dividend

11(a) **Any dividend declared for the present financial period?** Nil
11(b) **Any dividend declared for the previous corresponding period?** Nil
11(c) **Date payable** : Not applicable
11(d) **Books closing date** : Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No interim dividend has been declared or recommended in the current reporting period.

13. Segmental Revenue & Results

13(a)(a) By Strategic Business Units (SBUs) – 2Q 2003 vs 2Q 2002

	Turnover			Profit before interest & tax		
	2Q 2003 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change	2Q 2003 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change
Commercial & Financial	91,507	119,111	(23.2)	55,972	78,087	(28.3)
Residential	557,584	453,019	23.1	74,346	63,463	17.1
The Ascott Group	45,807	52,313	(12.4)	13,688	25,710	(46.8)
RHL Group & RCH	111,252	130,904	(15.0)	43,736	23,586	85.4
Property Services Group	29,025	26,405	9.9	1,885	953	97.8
Others and consolidation adjms	(5,604)	(6,063)	(7.6)	19,717	716	NM
Group	**829,571**	**775,689**	**6.9**	**209,344**	**192,515**	**8.7**

13(a)(b) By Strategic Business Units (SBUs) – 1H 2003 vs 1H 2002

	Turnover			Profit before interest & tax		
	1H 2003 S$'000	1H 2002 S$'000	% Change	1H 2003 S$'000	1H 2002 S$'000	% Change
Commercial & Financial	186,241	251,751	(26.0)	114,097	148,049	(22.9)
Residential	1,040,812	815,127	27.7	129,344	110,326	17.2
The Ascott Group	101,167	120,488	(16.0)	26,345	44,192	(40.4)
RHL Group & RCH	238,888	258,885	(7.7)	47,287	30,966	52.7
Property Services Group	61,654	56,419	9.3	4,089	4,040	1.2
Others and consolidation adjms	(11,219)	(11,106)	1.0	19,897	(1,655)	NM
Group	**1,617,543**	**1,491,564**	**8.4**	**341,059**	**335,918**	**1.5**

Strictly for information only, the numbers reported by The Ascott Group and Raffles Holdings Group to their respective shareholders are:-

	Turnover			Profit before interest & tax (including exceptional items)		
	1H 2003 S$'000	1H 2002 S$'000	% Change	1H 2003 S$'000	1H 2002 S$'000	% Change
The Ascott Group	101,167	120,488	(16.0)	26,345	44,192	(40.4)
Raffles Holdings Group	188,102	191,253	(1.6)	49,913	35,016	42.5

13(a)(c) By Geographical Location – 2Q 2003 vs 2Q 2002

	Turnover			Profit before interest & tax		
	2Q 2003 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change	2Q 2003 (3 mths) S$'000	2Q 2002 (3 mths) S$'000	% Change
Singapore	265,552	318,305	(16.6)	67,903	105,967	(35.9)
Australia & New Zealand	414,494	271,782	52.5	50,524	27,843	81.5
China	53,473	74,954	(28.7)	22,654	22,280	1.7
Asia (excl. Sgp & China)	14,919	29,562	(49.5)	14,155	22,257	(36.4)
Europe	71,410	71,984	(0.8)	47,032	6,055	676.7
Others	9,723	9,102	6.8	7,076	8,113	(12.8)
Group	**829,571**	**775,689**	**6.9**	**209,344**	**192,515**	**8.7**

13(a)(d) **By Geographical Location – 1H 2003 vs 1H 2002**

	<-------------Turnover ---------->			<--Profit before interest & tax-->		
	1H 2003 S$'000	**1H 2002 S$'000**	**% Change**	**1H 2003 S$'000**	**1H 2002 S$'000**	**% Change**
Singapore	630,803	678,964	(7.1)	137,583	204,610	(32.8)
Australia & New Zealand	689,128	406,550	69.5	80,243	43,671	83.7
China	100,807	179,696	(43.9)	35,418	41,544	(14.7)
Asia (excl. Sgp & China)	47,393	60,368	(21.5)	38,861	34,005	14.3
Europe	131,084	146,869	(10.7)	42,351	5,018	744.0
Others	18,328	19,117	(4.1)	6,603	7,070	(6.6)
Group	**1,617,543**	**1,491,564**	**8.4**	**341,059**	**335,918**	**1.5**

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Please refer to paragraph 8.

15. Breakdown of sales for first half year and second half year

Not applicable.

16. Breakdown of Total Annual Dividend (in dollar value) of the Company

Not applicable.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Tan Wah Nam
Company Secretary
11 August 2003

MASNET No. 2 OF 11.08.2003
Announcement No. 2

CAPITALAND LIMITED

CAPITALAND POSTS A PROFIT AFTER TAX OF S$112.3 MILLION FOR THE FIRST HALF OF 2003, A 13.9% INCREASE - 2Q 2003 PROFIT INCREASES BY 30.7% TO S$86.6 MILLION COMPARED TO 2Q 2002

Press release.FINAL.pd

Submitted by Tan Wah Nam, Company Secretary on 11/08/2003 to the SGX

CapitaLand

CapitaLand posts a profit after tax of S$112.3 million for the first half of 2003, a 13.9% increase

2Q2003 profit increases by 30.7% to S$86.6 million compared to 2Q2002

Singapore, 11 August 2003 – The CapitaLand Group posted profit after tax and minority interests (PATMI) of S$112.3 million for the first half of 2003, a 13.9% increase from the same period last year. The increase was achieved despite the adverse impact of the Severe Acute Respiratory Syndrome (SARS) outbreak and the war in Iraq. The Group's overseas operations helped to bolster overall performance. The higher operating profits as well as higher portfolio gains, and substantially lower finance costs contributed to the better PATMI performance in the first half of 2003.

The Group's revenue for the first half of 2003 was S$1,617.5 million, compared to S$1,491.6 million for the same period in 2002. The 8.4% increase in revenue was mainly contributed by higher sales from overseas residential operations. Net tangible assets per share remained relatively unchanged at S$2.37.

FINANCIAL HIGHLIGHTS			
$ million	**1H 2002 (6 mths)**	**1H 2003 (6 mths)**	**% Change**
Revenue	1,491.6	1,617.5	8.4
Earnings before interest and tax (EBIT)	335.9	341.1	1.5
Finance costs	(145.7)	(121.0)	(16.9)
Profit before tax	190.2	220.0	15.7
Profit after tax and minority interests (PATMI)	**98.6**	**112.3**	**13.9**

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CapitaLand

Over the last two years, management has taken substantial efforts to strengthen the balance sheet. Finance costs have been reduced by 16.9%. The Group's net debt and gearing as at end June 2003 was $6.1 billion and 0.77 respectively, compared with net debt of $6.7 billion and gearing of 0.85 a year ago.

Liew Mun Leong, President and CEO, CapitaLand Limited, said: "Our multi-local strategy through geographical diversification is now benefiting the Group's performance. By having strong operations in selected key gateway cities, we are able to avoid concentration risks and unforeseen circumstances such as SARS. We expect our overseas operations to contribute significantly to the Group's 2003 earnings through increased development activities in China and Australia. Moreover, we expect to grow our fee-based income through our hospitality businesses and our real estate financial and product services."

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.

--- END ---

For more information, please contact:

Harold Woo
Equity Markets
Tel: 68233 210

Basskaran Nair
Communications
Tel: 68233 554

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CAPITALAND LIMITED

CAPITALAND LIMITED'S 2003 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS – SLIDES FOR MEDIA AND ANALYST BRIEFING

CapitaLand Limited wishes to announce that the presentation slides for the media and analyst briefing held today are available on its website at www.capitaland.com.

Submitted by Tan Wah Nam, Company Secretary on 11/08/2003 to the SGX

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CapitaLand



Liew Mun Leong

President & CEO
CapitaLand Limited

CapitaLand

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First Half 2003 Results

($ million)	1H 2002	1H 2003	Change
REVENUE	1,491.6	1,617.5	⬆ 8.4%
EBIT	335.9	341.1	⬆ 1.5%
PBT	190.2	220.0	⬆ 15.7%
PATMI	98.6	112.3	⬆ 13.9%

CapitaLand

Some Highlights

SARS and the war in Iraq did not stop us...

CapitaLand

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Some Highlights

China: Strong response to residential sales (La Cité)

Active Asset Management: Successfully refurbished and repositioned Plaza Singapura for higher yield.

Outperforms Forecast: CMT exceeded expectations

Unlocked Value: *Sold Browns Hotel for $42.1m gain*

Pursue Accretive Growth: Raffles & Ascott won new fee-based mgt contracts

Regional Expansion: PREMAS JV with Siam Commercial Bank in Thailand

Lowered Interest Costs: Refinanced 6 Battery Rd, 268 Orchard Rd & Robinson Point

CapitaLand

Strong Response in China market

La Cité



- Sold 85% of 230 units
- Average price of RMB12,500 psm
- Expect to launch another 270 units before the end of 2003

☆ Conferred Gold Award for "Most popular residential development in Shanghai 2003"

Increased profit margin

CapitaLand

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Active Asset Management

Plaza Singapura

- Refurbished and repositioned with new tenant mix
- Attracted major retailers


Carrefour
BEST
JOHN LITTLE
MARKS & SPENCER

Improves yield significantly

CapitaLand

CapitaMall Trust Outperforms

CMT surpassed expectations

- CMT continues to outperform forecast
  - 1H03 distribution of 3.62¢ per unit (7.51¢ annualized) exceeded revised forecast by 4.3%
  - Mkt cap increased 36% YTD to $1.0b vs NAV of $0.9b; trading at a 11% premium
- Expansion of CMT's portfolio through the acquisition of IMM
  - Increases asset under management to $1.2 billion
  - Enhances diversification
  - Increases forecast distribution per unit from 6.96¢ to 8.04¢


IMM

Increases fee income

CapitaLand

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Raffles Unlocked Value

Sold Browns Hotel

- Total divestment gains: $42.1m
- Total proceeds: $158.3m
- Increases NTA & EPS by 1¢
- Otherwise, requires substantial capital expenditure to upgrade property



Good trading profit

Redeploy capital

CapitaLand

Raffles Pursue Accretive Growth

Raffles extended presence in Japan & Thailand :

Equity	Rooms	Property
Nil	548	Swissôtel Osaka Nankai
	338	Nai Lert Park, Bangkok
20%	79-room & 30-villa	Raffles Resort Phuket
Total	**995**	



Swissôtel Osaka Nankai



Nai Lert Park, Bangkok

Increases fee income

Asset-light strategy

CapitaLand

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THE ASCOTT GROUP

The Ascott extended presence in Thailand, Australia, Malaysia, China

Equity	Units	Property
Nil	152	Somerset Suwan Park View, Bangkok
	127	Somerset Botanic Gardens, Melbourne
	100	Somerset Harbour Court, Dalian
	106	Luxury Serviced Residence, Beijing
50%	96	Somerset Bukit Ceylon, Kuala Lumpur
Total	**581**	



Somerset Harbour Court, Dalian



Somerset Botanic Gardens, Melbourne



Somerset Suwan Park View, Bangkok



Somerset Bukit Ceylon, Kuala Lumpur

Increases fee income

CapitaLand

PREMAS INTERNATIONAL JV in Thailand

PREMAS won fee-based management contract:

- SCB Park Plaza
- 2 million ft^2 under management



Increases fee income

CapitaLand

Lowered Interest Costs

Refinanced 6 Battery Road, Robinson Point and 268 Orchard Road



- Refinanced $800m loans
  - 12% of total debt
- Annualized interest savings of $16m
  - Original rate of 6%
  - Refinanced at < 4%
- Released secured assets

Strengthens balance sheet

CapitaLand

CFO
CapitaLand Limited

Group Financials

CapitaLand

First Half 2003 Results

($ million)	1H 2002	1H 2003	Change
REVENUE	1,491.6	1,617.5	↑ 8.4%
EBIT	335.9	341.1	↑ 1.5%
PBT	190.2	220.0	↑ 15.7%
PATMI	98.6	112.3	↑ 13.9%
Net Debt	6,701.0	6,113.2	Improved
D/E Ratio	0.85	0.77	Improved

CapitaLand

Revenue


$1,492m
+8.4%
$1,618m
Property Services
Serviced Residences
Hotels
Commercial/Financial
Residential
1H02
1H03

CapitaLand

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Residential

REVENUE	EBIT	COMMENTS

($ million)



815.1
1,040.8
+28%
1H02
1H03



110.3
129.3
+17%
1H02
1H03

- Higher revenue mainly due to higher sales contribution from Australia
- EBIT increased in line with revenue

CapitaLand

Residential

Revenue ($ million)	1H02	1H03	Change
Singapore	283	298	5%
China	155	81	(48%)
Australia	372	658	77%
Others	5	4	(20%)
Total	**815**	**1,041**	**28%**

EBIT ($ million)	1H02	1H03	Change
Singapore	9	2	(78%)
China	32	27	(16%)
Australia	46	82	78%
Others	23	18	(22%)
Total	**110**	**129**	**17%**

CapitaLand

Commercial & Financial

REVENUE | **EBIT** | **COMMENTS**


($ million)
251.8
186.2
(26%)
1H02
1H03


148.0
114.1
(23%)
1H02
1H03

- CMT Malls deconsolidated since 3Q02
- Lower rental income from office portfolio
- Higher contribution from CapitaLand Financial

CapitaLand

THE ASCOTT GROUP

Serviced Residence

REVENUE | **EBIT** | **COMMENTS**


($ million)
120.5
101.2
(16%)
1H02
1H03


44.2
26.3
(40%)
1H02
1H03

- Higher EBIT from core operations
- 1H02 had higher divestment gains
- Lower contribution from non-core assets
- Serviced residence business resilient despite SARS and Iraq war

CapitaLand

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Raffles Hotels

REVENUE | EBIT | COMMENTS


($ million)
258.9
238.9
(8%)
1H02
1H03


47.3
31.0
+53%
1H02
1H03

- Swissotel's footprint in Europe and US mitigated impact of SARS on revenue
- EBIT boosted by intensive cost containment measures
- Gains from sale of Browns Hotel

PREMAS INTERNATIONAL Property Services

REVENUE | EBIT | COMMENTS


($ million)
61.7
56.4
+9%
1H02
1H03


4.0
4.1
+1%
1H02
1H03

- Won new facility management contracts
- Higher contributions from overseas operations

Analysis of Profit after Tax and MI

	1H 2002	1H 2003	Change
EBIT	335.9	341.1	⬆ 1.5%
Finance Costs	(145.7)	(121.0)	⬇ 16.9%
PBT	190.2	220.0	⬆ 15.7%
Tax	(48.3)	(66.6)	⬆ 38.0%
MI	(43.4)	(41.2)	⬇ 5.1%
PATMI	98.6	112.3	⬆ 13.9%

CapitaLand

Key Financial Ratios

	1H 2002	1H 2003	Change
NTA per share ($)	2.38	2.37	Stable
Net Debt/Equity	0.85	0.77	Improved
Interest Cover Ratio (ICR)	2.93	4.20	Improved
Interest Servicing Ratio (ISR)	4.07	3.92	Stable

$$ICR = \frac{\text{(Profit before MI, Tax, Net Interest Expense, Dep \& Amort)}}{\text{Net Interest Expense}}$$

$$ISR = \frac{\text{(Operating Cashflow)}}{\text{Cash Interest Payment}}$$

CapitaLand

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Liew Mun Leong

President & CEO
CapitaLand Limited

CapitaLand

Market Outlook

CapitaLand

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Market Outlook

Residential

- **Singapore**: Increased demand with prices stabilising
- **China**: Growing demand with better affordability. Stricter loan and regulatory requirements good for the industry
- **Australia**: Demand remains stable

Office

- **Singapore**: Office market fundamentals likely to stabilise in 2004 in tandem with economic recovery

Retail

- **Singapore**: Suburban malls remain strong

Market Outlook

Raffles Holdings

- Post-SARS, occupancy rates are rebounding
- Pressure on room rates expected to remain
- Global footprint provides diversity and stability

The Ascott Group

- Post-SARS, occupancy has exceeded pre-SARS levels
- Outlook for Ascott's major markets positive and improving

Going Forward

CapitaLand

Revitalize Retail Assets

- **Repositioning of Plaza Singapura**
  - Attracted major retailers: Carrefour, John Little, Marks & Spencer, Best Denki and Spotlight
  - Refurbishment in progress and expected completion in 4Q03
  - Expect yield to improve significantly

CapitaLand

Revitalize Retail Assets

- **New Clarke Quay – Iconic Development in S.E. Asia**
  - Singapore's premier F&B and entertainment precinct
  - NLA: Increase by 12% to 270,000 ft²
  - Target yield: >6 %
  - Completion: End 2005
  - Unique Design by Alsop, a world renowned architect:

→Translucent cloud-like canopy
→State of the art cooling system
→World gourmet centre









CapitaLand

Expand Overseas - China Track Record

Established presence in 1994

Attained WFOE status in 2002

Residential: Developed: > 4,000 units
Under development: > 4,000 units

Commercial: Completed: > 1.1 million ft²
Under development: > 2.2 million ft²

Ascott: Largest serviced residences operator
with > 1,600 units

Raffles: 750 rooms in Beijing and Dalian

PREMAS: Manages 15 million ft² of real estate in 5 cities



CapitaLand

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Expand Overseas - China Commercial

- Soft-open Raffles City Shanghai by 4Q03
- Commence development of Plot 9-1 at Luwan



Raffles City Shanghai



Plot 9-1 at Luwan







CapitaLand

Expand Overseas - China Residential







	Summit Residences	La Cite	Oasis Riviera
Total Number of Units	913	724	2,000
Units Launched	796	230	118
Percentage sold*	80%	85%	75%
Expected Launch Date	Balance 117 units in 2H03	Another 270 units in 2H03	Another 320 units in 2H03

*Based on options signed as at 10 Aug 03.

CapitaLand

AUSTRALAND

- Increase recurrent income from income-producing properties
- Stapling proposal expected in 2H03



Freshwater Place, Melbourne



Building C Alfred Street, NSW



658 Church Street, Victoria



Stradbroke Street, Queensland

CapitaLand

Grow financial products & services


Financial Skills
• Origination
• Structuring
• Distribution
• Management including risk mgt
Added on Skills
Real Estate
Domain Knowledge
+ Industry Networks
+ Asset Base
Core Real Estate Skills
REITS
Property Funds
Mezzanine Financing
Advisory/ Structuring
= Financial products/ services

CapitaLand

Grow financial products & services

CapitaLand's Track Record

1998/1999

- ☆ ***1st S'pore developer to securitise sales proceeds***
  - $100m bond issue on "The Clearwater"
- ☆ ***1st S'pore developer to provide credit enhancement facility***
  - $90m medium term bond secured by put option on Blissvile site
- ☆ US$193m IP Fund with ING Real Estate

2000

- ☆ Australand launched A$203m Wholesale Property Trust

2001

- ☆ ***1st internationally-rated securitisation bond in S'pore***
  - $200m bond issue on 3 residential projects
- ☆ ***1st Wholesale Property Fund in S'pore***
  - $875m Eureka Office Fund with Ergo
- ☆ Australand launched A$144m Wholesale Property Trust 2

CapitaLand

Grow financial products & services

CapitaLand's Track Record

2002

- ☆ ***1st REIT in Singapore***
  - Listed CapitaMall Trust with market cap $708m
- ☆ ***1st major S$ convertible bond issue (S$380m)***
- ☆ $150m bond issue on "The Waterina"
- ☆ Australand launched A$205m Wholesale Property Trust 3

2003

- ☆ ***1st S'pore property company with Capital Market Services Licence***
- ☆ Australand launched A$249m Wholesale Property Trust 4

CapitaLand

Launch new funds





CapitaLand China Residential Fund	Japan Retail Fund
Size: US$100m	Size: US$200 – 300m
Sector: Mid to high-mid residential	Sector: Completed retail properties
Cities: Mainly Shanghai	Cities: Key cities in Japan

CapitaLand

Ascott's Strategy


THE
ASCOTT
GROUP

The Ascott Group

- Consolidate and integrate Citadines acquisition
- Build on market leadership
  - Focus on operational excellence, customer base and brands
- Asset-light fee income growth

CapitaLand

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Raffles' Strategy



Raffles

Raffles Holdings

- Key focus:
  - To manage costs
  - Improve efficiency
  - Pursue top-line initiatives
- Pursue accretive growth through mix of:
  - Management contracts
  - Leases
  - Equity participation
- Divest underperforming assets to improve returns

CapitaLand



CapitaLand
Focus
Balance
Scale

Thank You

CapitaLand

Questions?

CapitaLand

Additional slides for distribution

CapitaLand

Stages of Income Recognition - S'pore

PROJECT	UNITS	% Sold		% Completed	
		Jun-02	Jun-03	Jun-02	Jun-03
Launched in 2002					
The Waterina	398	79%	89%	0%	32%
The Shelford	215	61%	89%	0%	14%
Belmond Green	163	NA	51%	NA	46%
	(launched)				
Casabella	82	NA	32%	NA	1%
Glentrees	176	NA	47%	NA	15%

CapitaLand

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Stages of Income Recognition – China

Project	TOP	Units	% Sold		% Completed	
			Jun-02	Jun-03	Jun-02	Jun-03
TOP (in 2003)						
Manhattan Heights	Dec-02/ Jan-03	254	96%	100%	90%	100%
Summit Panorama	May-03	939	86%	99%	78%	100%
In Progress						
Summit Residences[1]		796	NA	69%	NA	34%
		(launched)				
La Cité[2]		230	NA	8%	NA	15%
		(launched)				

1. Summit Residences has sold 80% of units launched based on options signed as at 10 Aug 03.
2. La Cité has sold 85% of units launched based on options signed as at 10 Aug 03.

CapitaLand

Leases Up For Renewal (% of Area)


40%
30%
20%
10%
0%
7%
19%
17%
12%
19%
27%
5%
31%
18%
Office
Retail
Industrial
June to Dec 2003
2004
2005

CapitaLand

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Occupancy



100%
90%
80%
70%
60%
50%
92%
84%
87%
93%
94%
93%
81%
82%
81%
Office
Retail
Industrial
As at Jun 02
As at Dec 02
As at Jun 03

CapitaLand

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CAPITALAND LIMITED

CAPITALAND SEES STRONG PREVIEW SALES FOR THE IMPERIAL. SPACIOUS HOMES PROVED A DRAW WITH INDONESIAN BUYERS WHILE CDL BUYS 36 CHOICE UNITS.

the imperial.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 13/08/2003 to the SGX

82-4507

For immediate release
13 August 2003

NEWS RELEASE

CapitaLand sees strong preview sales for The Imperial

Spacious homes proved a draw with Indonesian buyers while CDL buys 36 choice units

Singapore, 13 August 2003 – CapitaLand Limited, which recently released The Imperial condominium for preview sales in both Indonesia and Singapore, has since sold about 35 per cent of the development. The Imperial saw strong support from Indonesian buyers, who accounted for about a third of the units sold. The average price for the condominium is $880 per square foot.

Said Mr Liew Mun Leong, President & CEO, CapitaLand, "I am glad that The Imperial has been well-received. The sales figures of 35%, even before the official launch, signal that property prices have generally stabilised and is a positive indication of the potential upside for niche residential properties such as The Imperial."

CapitaLand Residential Deputy CEO for Singapore Operations, Ms Patricia Chia, added, "The strong response affirms our niche strategy to reach out to a discerning group of buyers looking for spacious homes which exude a definitive ambience of elegance, as befit their lifestyles. River Valley, which is a prime residential area, is also traditionally a popular location with the

Indonesian homebuyers. We plan to launch the condominium by the end of the month."

The Imperial is a rare residential development built on the former Imperial Hotel site. The 14-storey development, built on elevated ground, rises majestically above the surrounding area. Most of the units enjoy unobstructed, panoramic views of the historic Fort Canning Park and surrounding cityscape.

The freehold condominium has a total of 187 units. Buyers have a choice of two-, three- and four-bedroom unit types. The majority of the units range from 1,700 sq ft to 2,100 sq ft in size.

The Imperial's prime location also places it within minutes from Orchard Road and the Central Business District. Residents enjoy full condominium facilities and the development is expected to receive its Temporary Occupation Permit by end 2006.

About CapitaLand

CapitaLand, through its subsidiary CapitaLand Residential, is committed to creating modern and comfortable homes, and not just building houses. Its portfolio of premier, high quality residences include several quality Singapore developments such as Glentrees, The Loft, The Levelz, and The Shelford. It aims to build its premium position with an emphasis on product leadership and the continuous introduction of innovation – including intelligent living environment and e-lifestyle residences.

In addition to Singapore, CapitaLand also has a significant presence in China through subsidiary CapitaLand China. It is active in Australia via Australand, which is listed on both the Australia and Singapore stock exchanges, and in Malaysia through listed associate company United Malayan Land.

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CapitaLand has property and property-related services focused in select gateway cities in Asia, Australia and Europe. The Company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Issued by : CapitaLand Residential Limited
Date : 13 August 2003

Analyst Contact:
Harold Woo
Equity Markets
Tel: +65 6823 3210
Email: harold.woo@capitaland.com.sg

Media Contact:
Nicole Neo
Corporate Communications
Tel: +65 6823 3218
Email: nicole.neo@capitaland.com.sg

MASNET No. 43 OF 14.08.2003
Announcement No. 43

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CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "INCORPORATION OF A NEW SUBSIDIARY - RAFFLES INTERNATIONAL (ST. VINCENT & THE GRENADINES) INC."

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("RHL"), has today issued an announcement on the above matter. Attached RHL's announcement is for information.

Raffles' annc.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 14/08/2003 to the SGX

82-4507

MASNET No. 22 OF 14.08.2003
Announcement No. 22

Raffles HOLDINGS RAFFLES HOLDINGS LIMITED

INCORPORATION OF A NEW SUBSIDIARY
- Raffles International (St. Vincent & the Grenadines) Inc.

Raffles Holdings Limited (the "Company") wishes to announce that the Company has on 11 August 2003, through its wholly-owned subsidiary, Raffles International Limited, incorporated a company in St. Vincent & the Grenadines with an initial paid-up capital of *EC$100/- (approximately US$37/-). Appended hereunder are the details of the said new company :-

Name of Subsidiary	:	Raffles International (St. Vincent & the Grenadines) Inc.
Principal Activity	:	Hotel Management
Place of Incorporation	:	St. Vincent & the Grenadines
Directors	:	Ms Jennie Chua Kheng Yeng Mr Timothy Markland Blaiklock Mr Lorenzo A. Douglas Williams

* EC denotes Eastern Caribbean

Submitted by Emily Chin, Company Secretary on 14/08/2003 to the SGX

MASNET No. 56 OF 15.08.2003
Announcement No. 56

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CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY, ALLANITE PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the reduction of the ordinary share capital (the "Capital Reduction") of Allanite Pte. Ltd. ("Allanite"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand, as follows:

(a) the reduction of the issued and paid-up ordinary share capital of Allanite from S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each to S$2 divided into 2 ordinary shares of S$1 each, by the cancellation of 999,998 ordinary shares of S$1 each in the ordinary share capital of Allanite; and

(b) thereafter, the return of the amount of S$999,998 arising from the Capital Reduction, to CRL Realty Pte Ltd, the sole holder of all the issued ordinary shares in the share capital of Allanite, and also an indirect wholly-owned subsidiary of CapitaLand.

The Capital Reduction was confirmed by the High Court of the Republic of Singapore on 13 August 2003. A copy of the Order of Court confirming the Capital Reduction was lodged with the Registrar of Companies and Businesses on 15 August 2003.

The Capital Reduction is not expected to have any material impact on the net tangible assets of the CapitaLand Group for the financial year ending 31 December 2003. It will, however, decrease the earnings per share of the CapitaLand Group by 0.3 cents.

By Order of the Board

Jessica Lum
Assistant Company Secretary
15 August 2003

Submitted by Jessica Lum, Assistant Company Secretary on 15/08/2003 to the SGX

82-4507

CAPITALAND LIMITED

WINDING UP OF SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its 60% indirect subsidiary, PREMAS Environ Pte Ltd ("PEPL") (In Liquidation), has applied for and been granted a winding up order by the Court under Part X of the Companies Act, Cap. 50, on 15 August 2003. The Court has appointed Ms Low Sok Lee Mona and Mr Cheng Soon Keong as liquidators. The remaining 40% of the shareholdings in PEPL are owned by individuals unrelated to the CapitaLand Group.

The winding up of PEPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
18 August 2003

Submitted by Tan Wah Nam, Company Secretary on 18/08/2003 to the SGX

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND ANNOUNCES STAPLING PROPOSAL"

CapitaLand Limited's ("CapitaLand") subsidiary, Australand Holdings Limited ("Australand"), has today issued an announcement (the "Announcement") on the above matter. Australand's announcement is attached for information.

CapitaLand wishes to inform that:

(a) It supports Australand's objective to increase recurrent income from income producing properties.

(b) It supports the Stapling Proposal and intends to take up its full entitlement under Australand's proposed A$225 million non-renounceable entitlement offer. This will involve an amount of approximately A$130 million. This will reinforce CapitaLand's strategy to expand overseas.

(c) Depending on whether AWPT and AWPT2 unitholders (as described in the Announcement) choose cash or stapled securities, CapitaLand's shareholding in Australand may be adjusted. However, Australand will remain a subsidiary of CapitaLand. Based on the forecasts in the Announcement, CapitaLand expects the quality of earnings and absolute contribution from Australand in 2004 to improve.

(d) The Stapling Proposal is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

(e) JP Morgan is acting as the financial adviser to CapitaLand for this transaction.

Liew Mun Leong, President and CEO of CapitaLand, said: "CapitaLand's results for the half year ended June 2003 clearly demonstrates that the Group has benefited from its multi-local strategy through geographical diversification. Australia has featured prominently in this strategy and we support Australand's Stapling Proposal as this would maximise the opportunity in Australia."

None of the Directors of CapitaLand has any interest, direct or indirect, in the aforesaid transaction. As far as CapitaLand is aware, none of its controlling shareholders has any interest, direct or indirect, in the aforesaid transaction.

By Order of the Board

Tan Wah Nam
Company Secretary
20 August 2003

final asx announcement_stapling_20Aug03. APG Presentation Final 20 Aug 03.

82-4507

AUSTRALAND

ASX ANNOUNCEMENT

20 AUGUST 2003

AUSTRALAND ANNOUNCES STAPLING PROPOSAL

Australand Holdings Limited ("Australand") today announced a proposal to form a stapled entity to be known as the Australand Property Group ("Stapling Proposal"). This will be achieved by stapling the units in a newly created trust, Australand Property Trust to the shares in Australand. Australand Property Group's stapled securities will be listed on the Australian & Singapore Stock Exchanges.

Under the Stapling Proposal, Australand Property Trust will make an offer to the unitholders in Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No.2 ("AWPT2") for their units in the trusts, which have gross assets at 30 June 2003 of approximately $370 million.

The Stapling Proposal also contemplates:

- the cancellation of the Australand Reset Convertible Preference Shares ("Reset Prefs") for cash consideration. If the Reset Prefs are not cancelled, they will be converted into Australand ordinary shares on the next reset date being 30 December 2003; and
- amendment to the Australand employee options so that they can be converted into Australand Property Group stapled securities.

Once the Australand Property Group is established, Australand intends to progressively integrate current and future Australand Wholesale Property Trusts into the stapled group on a regular basis.

Commenting on the Stapling Proposal Mr. Brendan Crotty, Australand Holdings Limited Managing Director, said:

"We are very pleased to present this Stapling Proposal as it represents the implementation of a strategy which commenced in late 2000 through the establishment of the first Australand Wholesale Property Trust. The Stapling Proposal will provide significant benefits to all stakeholders, namely Australand shareholders and AWPT and AWPT2 unitholders."

In conjunction with the Stapling Proposal, Australand Property Group will seek to raise $225 million by way of a non-renounceable entitlement offer during November 2003. Australand's major shareholder, CapitaLand Limited, a listed Singapore property group, has confirmed that it supports the Stapling Proposal and intends to take up its full entitlement under this offer. The remaining amount will be fully underwritten by JBWere Limited and UBS Advisory & Capital Markets Australia Limited.

It is intended that the proceeds of the capital raising will be applied to:

- fund the cash consideration of the AWPT and AWPT2 acquisition;
- fund the Reset Prefs cancellation; and
- reduce the stapled entity's debt.

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

Sydney (Head Office)	Melbourne Commercial & Industrial	Melbourne Land & Housing	Melbourne Apartments	Perth	Brisbane
Level 3 1C Homebush Bay Dr Rhodes NSW 2138 Locked Bag 2106 North Ryde NSW 1670 DX 8419 Ryde Tel: 02 9767 2000 Fax: 02 9767 2900	Building 1 Level 5, 658 Church St Richmond VIC 3121 PO Box 4555 Richmond VIC 3121 Tel: 03 9426 1000 Fax: 03 9426 1050	Level 2, 352 Wellington Rd Mulgrave VIC 3170 DX 16630 Oakleigh Tel: 03 8562 2000 Fax: 03 8562 2077	17-23 Queensbridge St Southbank VIC 3006 Tel: 03 8695 6400 Fax: 03 9690 1280	Level 2 47 Colin St West Perth WA 6005 Tel: 08 9486 4500 Fax: 08 9486 4200	32 Logan Rd Woolloongabba QLD 4102 PO Box 1365 Coorparoo QLD 4151 Tel: 07 3391 7466 Fax: 07 3891 1389

"The Directors believe the key benefits of the Stapling Proposal for Australand shareholders are:

- the inclusion of $29 million of recurrent income combined with Australand's projected 2004 after tax development earnings of $106 million, will deliver forecast Australand Property Group Net Profit After Tax for 2004 of approximately $135 million;
- through a higher development payout ratio and the addition of the trust income, distributions will be increased significantly by more than 30%;
- reduced group gearing (External Liabilities / Total Tangible Assets) from 53% pre stapling to 47% post stapling;
- enhanced diversification and quality of distributable income;
- increased total market capitalisation and free float;
- the ability to source investment grade assets internally to provide organic recurrent income growth;
- potential for reduction in borrowing costs;
- access to property investment earnings with no management fee leakage; and
- potential for a market re-rating."

"The proposal represents the first step in a plan to build Australand Property Group into one of Australia's largest diversified property groups," Mr. Crotty said. "The introduction of recurrent income into the group will allow all investors to receive increased distributions and share in the benefits brought about through Australand's increased size and diversification of earnings."

The Stapling Proposal is subject to shareholder, unitholder, court and regulatory approval and is expected to be completed by early December 2003. Details of the Stapling Proposal including information regarding the various stakeholder meetings required to approve the proposal, will be mailed to all investors by late September 2003. It is anticipated that the meetings will be held in mid to late October 2003.

The Australand Board has engaged BDO Corporate Finance Pty Limited to prepare an independent expert's report, which will be included in the documentation to be sent to Australand shareholders.

Following the release of this announcement to the market, Australand will be holding briefings with investors, analysts and the media over the next few days. All shareholders will have access to the briefing to be held at 11.00am on Wednesday 20 August 2003 as it will be webcast via the Company's website www.australand.com.au. An audio copy of the briefing and presentation slides will be available for up to 90 days on the company's website for those shareholders who may miss today's briefing.

"Shareholders are reminded that the closing date for lodgment of election notices for participation in the Company's inaugural Dividend Reinvestment Plan is **Thursday 28 August 2003**," Mr. Crotty said. "Shareholders should take into account all the information provided in this release in making a decision to participate in the Dividend Reinvestment Plan and should take independent financial advice if required."

JBWere and UBS have advised Australand on the Stapling Proposal.

For further information, please contact:

Phil Mackey
Company Secretary
Tel (02) 9767 2182

For media interviews, please contact:

Trish Oakley of Meridian Media on (02) 9380 5052

Australand Holdings Limited

Proposal to form a stapled entity – Australand Property Group

NB: All figures quoted in Australian Dollars

AUSTRALAND

20 August 2003

82-4507

Summary of Stapling Proposal

- The proposal involves Australand Holdings Limited ("Australand" or "ALZ") forming a stapled entity to be known as the Australand Property Group ("APG")
- This is to be achieved by stapling a newly created property trust, to be known as Australand Property Trust ("APT"), to the shares of Australand ("APG stapled securities")
- Under the proposal, APT will make an offer to the unitholders of Australand Wholesale Property Trust ("AWPT") and Australand Wholesale Property Trust No. 2 ("AWPT2") ("APT Offer") for all of their units
- The transaction also involves
  - Cancellation of Australand Reset Convertible Preference Shares ("Australand Reset Prefs") for cash consideration ("Reset Prefs Cancellation")
  - Amendment to Australand employee options so that they can be exercised into APG stapled securities ("Option Amendment")
- $225m will be raised via a non-renounceable entitlement offer, of which CapitaLand intends to subscribe for its full entitlement (approx. $130m). UBS and JBWere have been appointed as underwriters for the remainder of the capital raising (approx. $95m)
- The proceeds of the offer will be applied to:
  - Fund the cash consideration of the APT Offer
  - Fund the Reset Prefs Cancellation
  - Reduce stapled entity debt

Summary of key benefits

1. Establishment of stapled entity
   - Platform for future growth
   - Improved access to capital and cost of capital
   - Enhanced earnings diversification and quality

2. Forecast CY 04 equivalent distribution accretion to ALZ shareholders of 36%, predominantly due to higher payout ratio, consistent with other stapled entities

Forecast CY 04 distribution


$0.20
$0.15
$0.10
$0.05
12.0 cps
16.3 cps[1]
Pre Stapling
Post Stapling

1. Comprises 9.9 cents fully franked dividend and 6.4 cent distribution, a portion of which is tax deferred

ALZ Dec 03 / APG Dec 04 forecast P&L Pro-Forma

	ALZ Dec-03 $'000	APG Dec – 04 $'000
Total Trust & Development margins	**160,124**	**185,642**
Eliminate ALZ share of Trust margin		(2,150)
Aggregate margin	**160,124**	**183,492**
Finance costs	(8,324)	(9,666)
Profit before tax	**151,800**	**173,826**
Income tax expense	(51,534)	(39, 297)
Aggregated profit after tax	**100,266**	**134,529**

3. Equivalent net tangible asset backing accretion to ALZ shareholders of 3.9%, from $1.33 pre stapling to $1.38 post stapling

AUSTRALAND

82-4507

Summary of key benefits (continued)

4. Reduced gearing
   - External liabilities to tangible assets reduces from 53% to 47%
   - Gearing ratio reduces from 41% to 37% (Interest bearing debt + land vendors / total tangible assets less receivables)
   - In the medium term APG intends to maintain a gearing ratio range of 30% - 40%

Gearing pre / post stapling – June 03


60%
50%
40%
30%
53%
47%
41%
37%
Pre Stapling
Post Stapling
External liabilities to total tangible assets
Gearing ratio

Balance Sheets – June 03

	ALZ Actual June 03 ($'000)	APG Pro-forma June 03 ($'000)
Cash	59,432	4,327
Inventory	950,364	950,364
Property Investments (@valuation)	-	367,227
Goodwill	57,452	57,452
Other assets	563,826	541,038
Total Assets	**1,631,074**	**1,920,408**
Interest bearing debt	497,842	529,143
Other liabilities	280,924	288,088
Land vendors	54,693	54,693
Total Liabilities	**833,459**	**817,924**
Net assets	**797,615**	**1,048,484**

AUSTRALAND

82-4507

Summary of key benefits (continued)

5. Enhanced diversification and quality of distributable income
   - Medium term earnings mix target 50% trust earnings / 50% after tax development profits
   - 91% of investment portfolio passing income is rated as investment grade or national tenant
   - 8.2 years investment portfolio average lease term to expiry

CY 04 distributable earnings composition



Development
100%

Pre stapling

CY 04 forecast distributable earnings composition



Investment
24%
Development
76%

Post stapling

Distributable earnings composition



Investment
50%
Development
50%

Medium term target

AUSTRALAND

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Summary of key benefits (continued)

6. Potential for market re-rating
   - Yield premium to other stapled groups
   - Reduced cost of capital in the medium term

FY 04 cum adjusted stapled group trading yield [1]



10.0%
9.0%
8.0%
7.0%
6.0%
9.2%
7.2%
7.3%
7.5%
7.8%
8.2%
APG
SGP
MGR
Peer avg.
CEP
IPG

1. Based on close prices as at 19 August 2003 and UBS/JBWere estimates

AUSTRALAND

82-4507

Summary of key benefits (continued)

7. Increased market capitalisation and free float

- total market capitalisation increases from $900m to $1.3 bn (based on capital raising and 65% AWPT/AWPT2 scrip take-up)
- free float market capitalisation increases from $380m to $580m (based on capital raising and 65% AWPT/AWPT2 scrip take-up)
- APG will be within the top 100 companies listed on the ASX by market capitalisation

Estimated market Cap pre / post stapling [1]



Pre stapling
Post stapling
$1.50 bn
$1.00 bn
$0.50 bn
$0.9 bn
$1.1 bn
$1.3 bn
← Assuming 65% AWPT & AWPT2 scrip take up
Total mkt cap

1 Includes $225m entitlement offer and maximum AWPT and AWPT2 scrip participation at a share price of $1.75

AUSTRALAND

82-4507

Summary of key benefits (continued)

8. Ability to internally source investment grade assets
   - ALZ has initiated development of more than $1bn of investment grade assets over the past 4 years
   - Pipeline of new development stock to supplement investment portfolio
     - AWPT 3 on completion property value of $210m
     - AWPT 4 on completion property value of $250m
   - Pipeline of new development projects to seed future AWPT funds

9. The potential for reduced borrowing costs

AUSTRALAND

Australand Property Group ("APG")

- The Australand Property Group will be one of Australia's largest diversified property groups

- Property Portfolio
  - 18 properties – 6 commercial & 12 industrial
  - Average lease term to expiry of 8.2 years
  - Total value of $362 m (as at 30 June 2003)
  - Weighted average capitalisation rate of 8.5%
- Land and housing
  - One of Australia's largest and most respected housing developers
  - Outer urban ring in Sydney, Melbourne, Perth and SE Queensland
  - Land bank for over 15,442 dwellings – up to 7 years supply
- Apartments
  - Medium / high density residential apartment buildings
  - 10 km CBD radius in Sydney and Melbourne, and SE Queensland
  - Land bank for 3,280 apartments
- Commercial and industrial
  - Largest developer and builder of industrial / suburban office in the country
  - Initiated development of more than $1.0 bn of investment grade assets over past 4 years
  - Established relationships with major tenants and government
  - Builder and developer – greater risk management

CY 04 forecast distributable earnings composition



Investment
24%
Development
76%

AUSTRALAND

82-4507

APG – Board and management

- Australand Holdings Board to remain unchanged
- Board of the Responsible Entity of APT to be largely the same as Australand Holdings Board


Australand Board of Directors
Chairman Mr Tham Kui Seng
Dep. Chairman Mr James Service
Managing Director Mr Brendan Crotty
Director Mr William Beerworth
Director Lt Gen Winston Choo
Director Mr Ian Hutchinson
Director Mrs Jennifer Loh
Director Mr Lui Chong Chee
RE of APT
Common Board
APT
Land and Housing
Mathew Joyce
Apartments
Peter Dransfield
Commercial and Industrial
John Thomas

AUSTRALAND

82-4507

APG - earnings and distribution strategy

- Strategic target of 50% investment earnings over the medium term
- APG will be in the unique position of being able to internally generate investment grade assets for its property investment portfolio
- Potential to grow investment earnings by
  - the future stapling of AWPT 3 – property assets of $210m (value on completion)
  - the future stapling of AWPT 4 – property assets of $250m (value on completion)
  - the future stapling of other AWPTs
  - other assets developed by Australand
  - acquisition of assets from third parties
- APG will seek inclusion in the S&P/ASX 200 Property Index in the medium term
- 100% of trust earnings to be distributed
- 80% - 85% of after tax development profits to be distributed – in line with other stapled groups. CY 04 forecast distributions assume 85% of after tax development profit distributed
- Current intention is to establish a DRP for APG

AUSTRALAND

82-4507

Proposed APT portfolio - 24% of distributable earnings composition

- Total portfolio value of $362m with an average valuation capitalisation rate of 8.5%
- No single property represents more than 17% of total portfolio by value
- No single tenant represents more than 12% of total portfolio by passing income

Property	State	Type	Valuation ($) 30/6/2003	Cap Rate
AWPT				
658 Church Street, Richmond	VIC	Office	24,250,000	8.25%
690 Springvale Road, Mulgrave	VIC	Office	61,000,000	8.25%
Coghlan Road, Outer Harbour	SA	Industrial	7,100,000	8.75%
90 Maribymong Street, Footscray	VIC	Office	11,900,000	10.00%
Building C Rhodes Corporate Park, Rhodes	NSW	Office	36,000,000	8.50%
57-71 Platinum Street, Crestmead	QLD	Industrial	15,750,000	8.75%
Henry Deane Building, Railway Square, Sydney	NSW	Office	36,500,000	8.25%
102 Trade Street, Lytton	QLD	Industrial	12,000,000	8.50%
16 Archimedes Place, Murarrie	QLD	Industrial	6,000,000	8.50%
Total / Average			**210,500,000**	**8.5%**
AWPT 2				
Annandale Road, Tullamarine	VIC	Industrial	6,550,000	9.00%
Sharps Road, Tullamarine	VIC	Industrial	16,600,000	9.00%
South Park Drive, Dandenong	VIC	Industrial	6,400,000	8.50%
South Park Drive, Dandenong	VIC	Industrial	12,750,000	8.50%
Lot 1 Shettleson Street, Rocklea	QLD	Industrial	10,300,000	9.25%
Stradbroke Street, Heathwood	QLD	Industrial	9,500,000	8.50%
Walters Road, Arndell Park	NSW	Industrial	20,600,000	8.65%
8-12 Stanton Road, Seven Hills	NSW	Industrial	13,600,000	8.56%
Gateway Building, Central Square, Sydney	NSW	Office	55,000,000	8.00%
Total / Average			**151,300,000**	**8.5%**
TOTAL / AVERAGE - AWPT & AWPT 2			**361,800,000**	**8.5%**

AUSTRALAND

82-4507

Proposed APT Property Portfolio

- Portfolio is well diversified across office and industrial markets

Sector diversification by market value



Industrial
38%
Office
62%

Geographic diversification by market value



NSW
44%
QLD
15%
SA
2%
VIC
39%

- Strong geographical diversification

- Exposure to growth markets of Sydney and Melbourne – strategic markets

AUSTRALAND

Proposed APT Property Portfolio

- Long dated lease expiry profile – average portfolio lease term to expiry of 8.2 years
- 91% of portfolio is rated as investment grade by S&P or national tenant

Average lease expiry by passing income – Year end



50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
2%
12%
2%
2%
19%
45%
18%
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-13 +

Security of income by passing income



National Tenants 53%
Other 9%
Investment Grade 38%

- Tenants include: Amcor Packaging, Ansell, Berri, Coles Myer, Commonwealth of Australia, Laminex, National Panasonic, NSW State Government, Southcorp Wines

AUSTRALAND

82-4507

The proposal – Capital restructure

- Australand shareholders to receive one new APT unit for each ordinary share held, funded via ALZ capital reduction
- APT units stapled to shares in Australand
- New Responsible Entity established for APT – Australand Property Limited ("APL"). AWIL will remain responsible entity of AWPT3, AWPT4 and future AWPT funds
- Australand to maintain existing unit holding in AWPT and AWPT2



Australand Property Group
APL (New RE)
Australand
stapled
APT (New Trust)
81%
85%
AWPT
AWPT2
7%
7%
AWIL (Existing RE of AWPT and AWPT2)
AWPT3
AWPT4
Future AWPTs

AUSTRALAND

82-4507

The proposal – $225m capital raising

- Capital raising via a non-renounceable entitlement offer to raise $225m
- The capital raising is subject to the approval of the ALZ Share Scheme, the Reset Prefs Cancellation and the ALZ Option Amendment
- The entitlement offer will proceed after ALZ investor meeting approvals
- Pricing to be determined via a 5% discount to the ALZ post meeting VWAP
- Stapled securities issued under the entitlement offer rank for the full December 03 distribution
- CapitaLand intends to take up their pro-rata entitlement of approximately $130m
- UBS and JBWere have been appointed as underwriters for the remaining $95m
- Funds raised will be applied to
  - Cash consideration offered to the AWPT and AWPT2 unitholders under the APT Offer
  - Rest Prefs Cancellation
  - Reduce stapled entity debt
- The stapling and / or the capital raising may still proceed even if neither of AWPT or AWPT2 unitholders vote in favour of the APT Offer

AUSTRALAND

The proposal – AWPT and AWPT2

- AWPT and AWPT2 offer consideration based on NTA (valuations as at 30 June 2003) plus a 5% premium to NTA plus 1.5% of gross property asset value (to reflect projected asset value growth from 30 June 2003 to implementation)
- AWPT and AWPT2 unitholders being offered
  - cash
  - new APG stapled securities, to be issued at a value of the higher of $1.60 or a 5% discount to the ALZ post meeting VWAP
  - or a combination of cash and stapled securities

  Note: Scrip consideration limited to 65% of total APT Offer value for AWPT and AWPT2 respectively excluding ALZ's units
- AWPT and AWPT2 unitholders will receive
  - September 03 quarter AWPT & AWPT2 distribution
  - for any cash consideration, a payment equivalent to the net distributable profit for the trusts for the period from 1 October 2003 to the date cash consideration is sent to investors
  - Stapled security consideration receivable under the APT Offer is issued parri passu – full entitlement to the December 03 quarter APG distribution
- AWPT and AWPT2 offer conditional on shareholder approval of the ALZ Share Scheme, the Reset Prefs Cancellation and the ALZ Option Amendment

AUSTRALAND

82-4507

82-4507

The proposal – issued equity

- Post stapling 715.5m[1] stapled securities on issue, as opposed to 524m ordinary shares at June 03
- Post stapling new equity on issue of approximately $320m

	ALZ	Capital Raising	AWPT	AWPT2	Total[1&2]
AWPT and AWPT2 consideration			$73.6m	$68.5m	
New equity		$225.0m			**$225.0m**
Maximum scrip participation (65%)			$47.8m	$44.5m	**$92.3m**
Total new equity		$225.0m	$47.8m	$44.5m	**$317.3m**
Assumed VWAP at 5% discount	$1.66				
New securities issued		135.5m	28.8m	26.8m	**191.1m**
Total securities in issue post stapling	524.4m	135.5m	28.8m	26.8m	**715.5m**
APG CY 04 forecast earnings [3]					**17.9 cps**
APG CY 04 forecast distribution [3]					**16.3 cps**

Notes:

1 Excludes estimated impact of ALZ DRP and issue costs

2 Assumes $1.75 VWAP and maximum AWPT and AWPT 2 scrip participation

3 Includes estimated units issued under DRP for CY 03 & CY 04

AUSTRALAND

The proposal – Australand Reset Prefs

- Post stapling Australand ordinary shares and units of APT will trade together as one security on ASX and SGX
- Implications for Australand Reset Pref holders who have conversion rights over Australand ordinary shares
- Australand Reset Prefs will be cancelled for a cash consideration or converted into ALZ ordinary shares at 30 December 2003
- The cash consideration will consist of two payments, calculated as follows:

1. **Cancellation Payment including normal December distribution expected to be $108.40, expected to be paid mid November 2003**

– the face value of the security - $100.00
– the implied value of the 5% conversion discount - $5.26
– the full coupon for the December quarter - $2.14 fully franked, expected to be paid mid November 2003 (ordinarily paid February 2004)
– an additional kicker payment - $1.00

2. **A Deferred Payment, expected to be paid mid January 2004**

– the deferred payment will replicate the implied Australand Reset Prefs call option value as set out in the terms of the Reset Prefs Prospectus
– the call option strike price will have regard to the conversion discount already paid under the Cancellation Payment and is to be adjusted for the entitlement offer

Dec 30 VWAP	Deferred payment
$1.90	$13.78
$1.85	$10.78
$1.80	$7.78
$1.75	$4.78
$1.70	$1.78

Note:
Assumes entitlement offer price of $1.65, and $1.73 VWAP in period pre entitlement offer close

AUSTRALAND

82-4507

The proposal – approvals and conditionality

- Stapling is conditional upon approval of each of
  - Australand ordinary shareholders
  - Australand Reset Pref holders
  - Australand option holders
- The stapling proposal is subject to court and regulatory approvals
- All Investor meetings to occur on the same day, expected to be around mid/late October 2003
- Stapling and the entitlement offer will proceed if either of AWPT or AWPT2 accept the APT Offer
- However, Australand may, at its discretion, proceed with stapling and the capital raising should neither AWPT or AWPT2 unitholders support the APT Offer

82-4507

Indicative Timetable

Scheme timetable



20 August
Announcement
Mid September
First Court hearing
Late September
Dispatch of scheme documents
Mid/Late October
Meetings
Mid November
Second Court hearings
Early December
Implementation
Entitlement offer timetable
Late October
Entitlement offer opens
Late November
Entitlement offer closes
Lodge offer doc's with ASIC/ASX

AUSTRALAND

82-4507

Impact of the Stapling Proposal

- CY 2004 NPAT will increase to approximately $135m
- Estimated post implementation transaction market capitalisation range of $1.1bn to $1.3bn
- The ratio of recurrent income to development income is expected to increase to approximately 50% / 50% in the medium term
- Stapling of future AWPT funds to APG will be comparatively simple
- APG will have a stronger platform for future growth

AUSTRALAND

82-4507

Major Asset Summaries

82-4507

690 Springvale Road, Mulgrave, Victoria

Address	690 Springvale Road, Mulgrave VIC	
Property type	A-grade suburban office development	
Location	20 Kilometres south-east of the Melbourne CBD	
Constructed	The two new buildings completed in 2002, the other building refurbishment in 1997	
Lettable area	Total	$21,323m^2$
	Building A	$15,975m^2$
	Building B	$2,615m^2$
	Building C	$2,733m^2$
Land area	$22,128m^2$	
Major tenants	Building A	Coles Myer Limited (Apr 2017)
	Building C	Australand Holdings Limited (Feb 2012)
Rent review structure	Coles Myer fixed 3.0% increases pa	
	Australand fixed 3.0% increases pa	
Avg current rent m^2	New office	$184/m^2 per annum
	Cafe	$266/m^2 per annum
Valuation (30-Jun-03)	$61.0m	



AUSTRALAND

82-4507

Gateway Building, Central Square, Sydney

Address	Gateway Building, 26 – 30 Lee St, Sydney NSW	
Property type	Nine level commercial office building	
Ownership	99 year leasehold interest commencing	
Location	Southern end of the Sydney CBD	
Constructed	Newly constructed and completed in 2002	
Lettable area	12,530m²	
No. of cars	44	
Land area	3,280m²	
Major tenants	Commonwealth Government of Australia (DIMA, Mar 2012)	
	Commonwealth Government of Australia (DFAT, May 2007)	
	NSW State Government (SRA, May 2007)	
Avg unexpired term	7.8 years approximately (at 1 October 2003)	
Rent review structure	DIMA fixed 3.5% increases per annum	
	DFAT fixed 3.5% increases per annum	
	SRA fixed 3.5% increases per annum	
Avg current rent m²	Office	$337/m² per annum
Avg market rent m²	Office	$339/m² per annum
Occupancy	100%	
Valuation (30-Jun-03)	$55.0m	



AUSTRALAND

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Henry Deane Building, Railway Square, Sydney

Address	Henry Deane Building, 20 Lee Street, Sydney NSW	
Property type	An eight level "A" grade commercial office building	
Ownership	99 years leasehold interest commencing 1 December 2001	
Location	Southern end of the Sydney CBD	
Constructed	Newly constructed and completed in 2001	
Lettable area	9,111.70m^2	
No. of cars	31	
Land area	2,701m^2	
Acquisition cost	$31,669,634 (December 2001)	
Major tenants	State Government of NSW (November 2011)	
Avg unexpired lease term	8.2 years approximately (at 1 October 2003)	
Rent review structure	Reviews to mkt every two years, with a ratchet of $290/m^2 pa	
Avg current rent m^2	Office	$290/m^2 per annum
Avg market rent m^2	Office	$315/m^2 per annum
Occupancy	100%	
Valuation (30-Jun-03)	$36.5m	



AUSTRALAND

82-4507

82-4507

Walters Road, Arndell Park, NSW

Address	Corner of Great Western Highway and Walters Road, Arndell Park, NSW	
Property type	Industrial office and warehouse building	
Ownership	Freehold title	
Location	35 kilometres west of the Sydney CBD	
Constructed	Newly constructed and completed in 2002	
Lettable area	17,733m^2	
No. of cars	74	
Land area	30,875m^2	
Acquisition cost	$19,134,152 (December 2001)	
Major tenants	Exel (Australia) Pty Limited (April 2012)	
Avg unexpired lease term	8.6 years approximately (at 1 October 2003)	
Rent review structure	Fixed 3.00% increases per annum with a market review at the expiration of years 5 and 10	
Current rent	Exel: $1,782,663 per annum	
Avg current rent m^2	Industrial	$101/m^2 per annum
Avg market rent m^2	Industrial	$101/m^2 per annum
Occupancy	100%	
Valuation (30-Jun-03)	$20.6m	



AUSTRALAND

Sharps Road, Tullamarine, VIC

Address	130 Sharps Road, Tullamarine, VIC	
Property type	Industrial office and warehouse building	
Ownership	Leasehold interest expiring 30 June 2047	
Location	16 kilometres north of the Melbourne CBD within the Melbourne Airport Business Park Estate	
Constructed	Newly constructed and completed in 2002	
Lettable area	28,100m²	
No. of cars	200	
Land area	47,410m²	
Acquisition cost	$15,600,000 (June 2002)	
Major tenants	Fletcher Building Limited trading as The Laminex Group (June 2012)	
Avg unexpired lease term	8.6 years approximately (at 1 October 2003)	
Rent review structure	Fixed 3.00% increases per annum with a market review at the expiration of years 5 and 10	
Current rent	$1,835,573 per annum	
Avg current rent m²	Industrial	$65/m² per annum
Avg market rent m²	Industrial	$64/m² per annum
Occupancy	100%	
Expansion potential	Expansion land of 10,000m² under the lease	
Valuation (30-Jun-03)	$16.6m	



AUSTRALAND

82-4507

8 – 12 Stanton Road, Seven Hills, NSW

Address	8-12 Stanton Road, Seven Hills, NSW	
Property type	Industrial office and warehouse building	
Ownership	Freehold title	
Location	34 kilometres west of the Sydney CBD	
Constructed	Newly constructed and completed in 2002	
Lettable area	10,708m^2	
No. of cars	47	
Land area	16,458m^2	
Acquisition cost	$12,467,517 (May 2002)	
Major tenants	National Panasonic Australia Pty Ltd (May 2012)	
Avg unexpired lease term	8.6 years approximately (at 1 October 2003)	
Rent review structure	Fixed to the greater of CPI or 3.50% increases annually. Market review at start of year 6, with a minimum 3.5% or CPI, review, whichever is greater	
Current rent	$1,163,692 per annum	
Avg current rent m^2	Office	$109/$m^2$ per annum
Avg market rent m^2	Office	$109/$m^2$ per annum
Occupancy	100%	
Valuation (30-Jun-03)	$13.6m	



AUSTRALAND

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MASNET No. 44 OF 20.08.2003
Announcement No. 44

CAPITALAND LIMITED

STRIKING-OFF OF DORMANT INDIRECT WHOLLY-OWNED SUBSIDIARY, PVORTAL 3 PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its dormant indirect wholly-owned subsidiary, PVortal 3 Pte Ltd ("Pvortal 3"), had upon its application and as subsequently notified in the Government Gazette notification dated 15 August 2003, been struck off the Register of Companies pursuant to Section 344(4) of the Companies Act, Cap. 50, with effect from 2 August 2003.

The above striking-off of PVortal 3 is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
20 August 2003

03 SEP 17 AM 7:21

Submitted by Tan Wah Nam, Company Secretary on 20/08/2003 to the SGX

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CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY, SAGENITE PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the reduction of the ordinary share capital (the "Capital Reduction") of Sagenite Pte. Ltd. ("Sagenite"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand, as follows:

(a) the reduction of the issued and paid-up ordinary share capital of Sagenite from S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each to S$2 divided into 2 ordinary shares of S$1 each, by the cancellation of 999,998 ordinary shares of S$1 each in the ordinary share capital of Sagenite; and

(b) thereafter, the return of the amount of S$999,998 arising from the Capital Reduction, to CRL Realty Pte Ltd, the sole holder of all the issued ordinary shares in the share capital of Sagenite, and also an indirect wholly-owned subsidiary of CapitaLand.

The Capital Reduction was confirmed by the High Court of the Republic of Singapore on 13 August 2003. A copy of the Order of Court confirming the Capital Reduction was lodged with the Registrar of Companies and Businesses on 20 August 2003.

The Capital Reduction is not expected to have any material impact on the net tangible assets of the CapitaLand Group for the financial year ending 31 December 2003. It will, however, increase the earnings per share of the CapitaLand Group by 0.7 cents.

By Order of the Board

Tan Wah Nam
Company Secretary
20 August 2003

Submitted by Tan Wah Nam, Company Secretary on 20/08/2003 to the SGX

82-4507

MASNET No. 88 OF 20.08.2003
Announcement No. 88

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE BY RAFFLES INTERNATIONAL LIMITED - RAFFLES INTERNATIONAL WINS CONTRACT TO MANAGE LUXURY RESORT ON CANOUAN ISLAND, THE GRENADINES"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the abovementioned news release by its subsidiary, Raffles International Limited ("RIL"). Attached Raffles' announcement and RIL's news release are for information.

Raffles' annc.pdf

RIL's Press Release.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 20/08/2003 to the SGX

Raffles
INTERNATIONAL
Hotels & Resorts

NEWS RELEASE

For More Information, please contact:
Judith Tan
(65) 6430-1366
judith.tan@raffles.com

RAFFLES INTERNATIONAL WINS CONTRACT TO MANAGE LUXURY RESORT ON CANOUAN ISLAND, THE GRENADINES

The contract is the Group's fourth in five months

SINGAPORE, 20 August 2003 – Raffles International Limited has signed a management agreement today with Canouan Resorts Development Ltd. to operate a luxury resort on Canouan Island in the heart of the Caribbean. Named Raffles Resort Canouan Island, The Grenadines, the resort will be managed under Raffles International's luxury Raffles brand and will be part of its exclusive collection of luxury hotels, which includes Raffles Hotel, Singapore; Raffles Grand Hotel d'Angkor, Siem Reap; Raffles Hotel Le Royal, Phnom Penh; Raffles L'Ermitage Beverly Hills, Raffles Hotel Vier Jahreszeiten, Hamburg; and Le Montreux Palace, Montreux.

This management contract is the fourth which Raffles International has signed in five months. The contract for Raffles Resort Canouan Island, The Grenadines is yet another important step in furthering the Group's strategic objectives of expanding its geographical footprint and pursuing asset light growth in gateway destinations. With the addition of Raffles Resort Canouan Island, the Grenadines, the

Raffles Hotels & Resorts

Bali
Beverly Hills
Bintan
Canouan Is., Caribbean
Hamburg
Mallorca
Montreux
Phnom Penh
Phuket
Siem Reap
Singapore

Swissotel Hotels & Resorts

Amsterdam
Atlanta
Bangkok
Basel
Beijing
Berlin
Bursa
Chicago
Dalian
Dusseldorf
Frankfurt
Geneva
Gocek
Hamburg
Izmir
Istanbul
Lima
London
New York
Osaka
Quito
Singapore
Sydney
Washington
Zurich

Raffles Hotels & Resorts portfolio expands to 12 hotels worldwide. **The Group now has a global portfolio of 38 hotels in 34 destinations.**

Raffles Resort Canouan Island, The Grenadines will be launched in the summer of 2004. It is set in its own private 1,200 acres of land surrounded by green hills, secluded white beaches and the sea of southern Antilles. Designed by famous Italian architect Luigi Vietti, this resort's one- and two-storey villas offer 156 luxurious accommodations with an ocean view. Raffles Resort Canouan Island, The Grenadines will feature an 18-hole championship-grade golf course designed by Jim Fazio, a 929 square metre (10,000 square feet) luxury Rafflesamrita spa, private yacht mooring, a beachfront pool and jacuzzi, and four restaurants and bars. Near the resort and overlooking the sea is a European-style casino, which will be managed by a world-class casino operator. The Moorings Ltd has also since 2002 established its luxury charter boat operations on Canouan Island.

Canouan Island, in the heart of The Grenadines, is an unspoiled and virtually undiscovered island in the Caribbean. It is a few kilometres south of Mustique and about 177 kilometres (110 miles) west of Barbados, and provides for some of the best sailing grounds in the world. The Caribbean has an established and dynamic travel and tourism industry, supported by its central location in the Americas, its warm weather, cultural diversity and turquoise blue seas. According to the Association of Caribbean States, the number of tourists arriving into the Caribbean was 46.6 million in 2001 and 46.4 million in the first seven months of 2002.

Ms Jennie Chua, Chairman and Chief Executive Officer of Raffles International, said, "Raffles Resort Canouan Island is beyond a mere resort. It is truly a premier destination in itself and we are proud to include it among our Raffles International portfolio of hotels. This contract not only gives us an excellent opportunity to be in such a vibrant resort market as that of the Caribbean, but it is also in line with our strategic objectives of expanding our geographical footprint and pursuing asset light growth."

Mr Antonio Saladino, Chairman of Canouan Resorts Development, said, "The signing of this contract with Raffles International Limited marks a new and critically important phase in the development of Canouan Island as a major Caribbean destination. Raffles brings to Canouan a gold standard product known for exceptional service, luxury accommodations that cater to a discriminating and affluent clientele and a reputation for hotels ranked among the best in the world. We are proud to have Raffles join us in making Canouan one of the Caribbean's top luxury destinations."

In the past five months, Raffles International signed three management contracts in Japan and Thailand to manage Swissôtel Nankai Osaka, Nai Lert Park Bangkok and Raffles Resort Phuket respectively.

About Canouan Resorts Development Co.

Canouan Resorts Development Ltd. ("CRD") is Canouan Island's project developer and owner of Raffles Resort Canouan Island, The Grenadines. In addition to joining forces with Raffles International Limited, CRD has assembled a team of other highly experienced professionals in hotel and residential development to develop the island of Canouan as a new, top luxury Caribbean destination. In 1990, CRD contracted a 99-year lease with the government of St. Vincent and the Grenadines for 1,200 acres on the northern end of Canouan Island to develop a resort, golf course and residential real estate. CRD began developing Canouan's resort and golf course in 1994.

CRD is also the owner of CCA Ltd, a construction and utility subsidiary which has handled the island's construction and maintenance operations for the past nine years. CRD is the principle shareholder of Canouan VIP Entertainment Ltd, the owner of the casino and the major shareholder and manager of Canouan's 48-room Tamarind Beach Hotel and Yacht club. CRD was founded in 1990 by Swiss-Italian banker, Antonio Saladino.

About Raffles Holdings Limited & Raffles International Limited

(www.rafflesholdings.com and www.rafflesinternational.com)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange

Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 34 destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands -- Raffles Hotels & Resorts and Swissôtel Hotels & Resorts. **The Company manages 38 hotels in 34 destinations worldwide.**

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg and Le Montreux Palace, Montreux.

Swissôtel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 26 hotels worldwide.

About CapitaLand (www.capitaland.com)

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company has property and property-related services focused in select gateway cities in China, Australia and the UK. The company's hospitality businesses, in hotels and serviced residences, span more than 50 cities around the world.

Its business interests cover commercial and industrial buildings, residential properties, property funds, real estate financials and property services, besides hotels and serviced residences. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services.

For More Information, please contact:

Judith Tan
Director
Media Relations
& Communications
Raffles International Ltd
Tel: (65) 6430 1366
Fax: (65) 6339 1713
Email: judith.tan@raffles.com

Beatrice Ganter
Area Director –Europe/Middle East
& Mediterranean
Marketing Communications
Tel: (41) 1 893 1045
Fax: (41) 1 810 9490
Email: beatrice.ganter@raffles.com

Visit our websites:
www.raffles.com
www.swissotel.com
www.rafflesinternational.com
www.rafflesholdings.com

To access high resolution, print-friendly photographs of Raffles International hotels, please visit our Private Digital Library:

http://www.leonardo.com/raffles/

Raffles International Limited
Raffles International markets its hotels and resorts under two brands

Raffles Hotels & Resorts
Singapore
Raffles Hotel
Raffles The Plaza

Kingdom of Cambodia
Raffles Grand Hotel d'Angkor, Siem Reap
Raffles Hotel Le Royal, Phnom Penh

USA
Raffles L'Ermitage Beverly Hills, California

Germany
Raffles Hotel Vier Jahreszeiten, Hamburg

Switzerland
Le Montreux Palace, Montreux

Caribbean
Raffles Resort Canouan Island, The Grenadines

Under development
Indonesia
Raffles Resort Bali at Jimbaran
Raffles Resort Bintan, Indonesia

Spain
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain

Thailand
Raffles Resort Phuket

Swissôtel Hotels & Resorts
Singapore
Swissôtel The Stamford
Swissôtel Merchant Court

People's Republic of China
Swissôtel Beijing, Hong Kong Macau Centre
Swissôtel Dalian

Japan
Swissôtel Nankai Osaka

Australia
Merchant Court Hotel, Sydney

Thailand
Nai Lert Park Bangkok
Merchant Court Hotel at Le Concorde, Bangkok

82-4507

<u>Europe & Mediterranean</u>
Germany
Swissôtel Berlin
Swissôtel Dusseldorf/Neuss

United Kingdom
Swissôtel The Howard, London

Switzerland
Swissôtel Basel

Swissôtel Metropole, Geneva
Swissôtel Zurich

The Netherlands
Swissôtel Amsterdam

Turkey
Swissôtel Gocek, Marina & Spa Resort
Swissôtel The Bosphorus, Istanbul
Celik Palas Bursa

The Americas
Swissôtel Atlanta
Swissôtel Chicago
Swissôtel The Drake, New York
Swissôtel The Watergate, Washington D.C.*

<u>South America</u>
Ecuador
Swissôtel Quito, Ecuador

Peru
Swissôtel Lima, Peru

<u>Under development</u>
Germany
Swissôtel Frankfurt, Germany

Turkey
Swissôtel The Celik Palas, Bursa
Swissôtel The Grand Hotel Efes, Izmir

* *Marketing representation*

Annex 1

About Canouan Island [Please see attached map]

Canouan Island, the Carib-Indian name for "island of turtles" is located in the heart of the Grenadines in the southwest of Caribbean. It is approximately 160 kilometres (100 miles) west of Barbados and a few kilometres southwest of Mustique. An area of about 38.5 square kilometres, it is said to be one of the Caribbean's best kept secrets with acres of unspoiled lush landscape and secluded coves. The population of the island is made up of approximately 1,100 people. In addition to secluded white sand beaches, lush green vegetation, and tranquil hiking trails, attractions on Canouan Island include boating, fishing and snorkelling. Canouan Island is also surrounded by a large barrier reef, which offers excellent diving.

Canouan Island is accessible by air from North America, Canada and Europe through five major gateways, namely Barbados, Grenada, Martinique, St. Lucia and San Juan, with scheduled flights offered by American Eagle, Mustique Airways and LIAT Airlines.

82-4507

Map of Canouan Island, The Grenadines



Raffles Resort
Canouan Island
The Grenadines
Florida
Bahamas
Cuba
Jamaica
Dominican Republic
Puerto Rico
Martinica
Saint Lucia
CANOUAN
Barbados
Grenada
Venezuela
Caracas

82-4507

MASNET No. 60 OF 26.08.2003
Announcement No. 60

CAPITALAND LIMITED

ACQUISITION OF ADDITIONAL INTEREST IN HUTENG INVESTMENT (SHANGHAI) PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand China Holdings (Commercial) Pte Ltd ("CCHC"), a company incorporated in Singapore, has today signed a sale and purchase agreement (the "Agreement") with Natsteel Properties Pte Ltd ("Natsteel") to acquire from Natsteel an additional 25% interest in Huteng Investment (Shanghai) Pte Ltd ("Huteng") (the "Acquisition").

The aggregate purchase consideration of US$8.0 million (approximately S$14.1 million) is for the acquisition of shareholders' loans of US$9.7 million (approximately S$17.1 million) owing to Natsteel by Huteng and 250,000 ordinary shares of S$1.00 each and 8,499,994 redeemable preference shares of S$0.01 each. It was arrived at on a willing buyer-willing seller basis and will be satisfied in cash. Huteng has a net tangible asset value of approximately S$1.1 million as at 31 December 2002 based on its audited financial statements for the financial year ended 31 December 2002.

Huteng is a company incorporated in Singapore and holds all the issued shares in the capital of Shanghai Huteng Real Estate Co., Ltd. ("SHREC"), a company incorporated in the People's Republic of China. SHREC is the owner of the commercial building known as Pidemco Tower in Shanghai, the People's Republic of China. Pidemco Tower is a prime office building located in the heart of the commercial and business centre in Shanghai's Huangpu District.

Natsteel's divestment of its 25% interest in Huteng, the favourable office market outlook and the purchase consideration presented an attractive opportunity for CCHC to increase its stake and to hold Pidemco Tower as an indirect wholly-owned investment. The outlook for the office market in Shanghai is expected to be positive given the continued growth fueled by China's entry into the WTO and the impending World Expo 2010.

Completion of the proposed Acquisition is conditional upon SHREC obtaining the consent of its lenders to any change of shareholding in Huteng, and is expected to take place within 30 days from the date such consent is obtained. Upon completion of the Acquisition, CapitaLand's interest in Huteng will increase from 75% to 100% and Huteng will become an indirect wholly-owned subsidiary of CapitaLand.

82-4507

The Acquisition is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2003.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the Acquisition.

A copy of the Agreement is available for inspection during normal business hours at the registered office of CapitaLand at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912, for a period of three months from the date hereof.

By Order of the Board

Tan Wah Nam
Company Secretary
26 August 2003

Submitted by Tan Wah Nam, Company Secretary on 26/08/2003 to the SGX

82-4507

MASNET No. 53 OF 26.08.2003
Announcement No. 53

CAPITALAND LIMITED

INCREASE IN ISSUED SHARE CAPITAL OF SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Commercial Kabushiki Kaisha ("CCKK"), has increased its issued and paid-up ordinary share capital (the "Share Increase") from ¥10 million to ¥40 million by the allotment and issue of 600 ordinary shares to CapitaLand Commercial Limited ("CCL") for an aggregate subscription amount of ¥30 million (equivalent to approximately S$441,090). CCL is a wholly-owned subsidiary of CapitaLand.

CCKK remains an indirect wholly-owned subsidiary of CapitaLand.

The Share Increase is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
26 August 2003

Submitted by Tan Wah Nam, Company Secretary on 26/08/2003 to the SGX

82-4507

CAPITALAND LIMITED

ACQUISITION OF INDIRECT WHOLLY-OWNED SUBSIDIARIES

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the acquisition of the following two indirect wholly-owned subsidiaries in Singapore:-

Name : CapitaLand China Property Fund Management Pte. Ltd. ("CCPFM")

Principal Activity : To manage CapitaLand China Residential Fund (the "Fund") and provision of advice on investment strategy and administrative services to the Fund

Authorised Capital : S$100,000.00 divided into 100,000 ordinary shares of S$1.00 each

Paid-Up Capital : S$2.00

Name : CapitaLand China Residential Fund Ltd. ("CCRF")

Principal Activity : To invest in real estate in the People's Republic of China

Authorised Capital : S$100,000.00 divided into 100,000 ordinary shares of S$1.00 each and US$3,000.00 divided into 300,000 redeemable preference shares of US$0.01 each

Paid-Up Capital : S$2.00 (comprising 2 ordinary shares)

CCPFM and CCRF, shelf companies which have not commenced operations, were each acquired for a consideration of S$2.00, and are now indirect wholly-owned subsidiaries of CapitaLand Financial Limited, in turn wholly-owned by CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
27 August 2003

Submitted by Tan Wah Nam, Company Secretary on 27/08/2003 to the SGX

82-4507

CAPITALAND LIMITED

COMPLETION OF THE SALE OF REMAINING UNITS IN THOMSON PLAZA

Further to the announcement made on 30 May 2003, the Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that CapitaLand's indirect wholly-owned subsidiary, Thomson Plaza (Private) Limited ("TPPL"), has today completed the sale of Unit Nos. 03-24 to 24C on the 3rd storey of Thomson Plaza at 301 Upper Thomson Road Singapore (the "Divestment").

Following the completion of the Divestment, TPPL will no longer hold any unit in Thomson Plaza.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
28 August 2003

Submitted by Tan Wah Nam, Company Secretary on 28/08/2003 to the SGX

MASNET No. 96 OF 29.08.2003
Announcement No. 96

82-4507

CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the reduction of the registered capital (the "Capital Reduction") of its indirect subsidiary, Shanghai Pudong Xinxiang Real Estate Development Co., Ltd ("Xinxiang"), a company incorporated in The People's Republic of China, from RMB 200 million to RMB 65 million. Xinxiang is returning funds in excess of its foreseeable financial and investment needs to shareholders.

CapitaLand's deemed interest in Xinxiang is by way of Hua Yuan Holdings Pte Ltd ("Hua Yuan"), which has a 95% direct interest in Xinxiang. Hua Yuan is a 70%-owned indirect subsidiary of CapitaLand.

The People's Government of Pudong New Area District, Shanghai, has approved the Capital Reduction.

The Capital Reduction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2003.

By Order of the Board

Tan Wah Nam
Company Secretary
29 August 2003

Submitted by Tan Wah Nam, Company Secretary on 29/08/2003 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND HOLDINGS LIMITED – "AUSTRALAND ANNOUNCES DRP PRICE"

CapitaLand Limited's subsidiary, Australand Holdings Limited ("AHL"), has today issued an announcement on the above matter. Attached AHL's announcement is for information.

AHL.pdf

Submitted by Jessica Lum, Assistant Company Secretary on 29/08/2003 to the SGX

82-4507

AUSTRALAND

ASX ANNOUNCEMENT

29 August 2003

AUSTRALAND ANNOUNCES DRP PRICE

Australand Holdings Limited (Australand) today announced that for the June 2003 quarter interim dividend of 3 cents, payable on 12 September 2003, shares would be issued to participants in the Dividend Reinvestment Plan (DRP) at a price of **$1.74**.

This has been calculated as a discount of 2.5% from the volume weighted average market price (rounded to the nearest cent) of Australand ordinary shares sold on the Australian Stock Exchange over the five business days commencing on the day the shares were quoted ex-dividend on 22 August 2003.

For further information, please contact:

Investor Relations
Phil Mackey
Company Secretary
Tel: (02) 9767 2182